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                              AMENDED AND RESTATED

                          LIMITED PARTNERSHIP AGREEMENT

                                       OF

                       AMERICANA FOODS LIMITED PARTNERSHIP

                          (A TEXAS LIMITED PARTNERSHIP)

                          DATED AS OF JANUARY 10, 2003

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

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Section 1. Definitions...................................................      2

Section 2. Organization of the Partnership...............................     10
   2.1.     Name.........................................................     10
   2.2.     [Intentionally Omitted]......................................     10
   2.3.     Principal Office.............................................     10
   2.4.     Filings......................................................     10
   2.5.     Limitations on Partnership Powers............................     11
   2.6.     Affiliate Agreements.........................................     11
   2.7.     Term.........................................................     11

Section 3. Purpose.......................................................     11

Section 4. Capital Contributions, Percentage Interests and Capital
              Accounts...................................................     11
   4.1.     Initial Capital Contributions................................     11
   4.2.     Additional Capital Contributions.............................     12
   4.3.     Percentage Ownership Interest................................     15
   4.4.     Return of Capital Contribution...............................     15
   4.5.     Capital Accounts.............................................     16
   4.6.     New Partners.................................................     16
   4.7.     Preemptive Rights............................................     16

Section 5. Distributions.................................................     17
   5.1.     Distribution of Cash Flow....................................     17
   5.2.     Withholding..................................................     18

Section 6. Allocations...................................................     18
   6.1.     General Rule.................................................     18
   6.2.     Special Allocations..........................................     18
   6.3.     Tax Allocations..............................................     20
   6.4.     Allocation with Respect to Transferred Interests.............     20
   6.5.     Other Allocation Rules.......................................     21

Section 7. Books, Records, Tax Matters and Bank Accounts.................     21
   7.1.     Books and Records............................................     21
   7.2.     Tax Matters Partner..........................................     21
   7.3.     Bank Accounts................................................     21
   7.4.     Tax Returns..................................................     21
   7.5.     Reports and Financial Statements.............................     22


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
   7.6.     Accountant Work Papers.......................................     23

Section 8. Management and Operations.....................................     23
   8.1.     Management...................................................     23
   8.2.     Meetings of the Partners.....................................     23
   8.3.     Matters Requiring Limited Partner Approval...................     24
   8.4.     Other Activities.............................................     26
   8.5.     Limitation on Actions of Partners; Binding Authority.........     26

Section 9. Confidentiality...............................................     27

Section 10. Representations and Warranties...............................     28
   10.1.    In General...................................................     28
   10.2.    Representations and Warranties...............................     28

Section 11. Transfers of Interests.......................................     29
   11.1.    Confirmation of Ownership....................................     29
   11.2.    Prohibited Transfers.........................................     30
   11.3.    Permitted Transfers..........................................     30
   11.4.    Admission of Transferee......................................     31

Section 12. Sale, Assignment or Other Disposition of Interests...........     32
   12.1.    Call Right...................................................     32
   12.2.    Right of First Offer.........................................     33
   12.3.    Right of First Refusal; Right to Compel Sale.................     34
   12.4.    Right of First Refusal of Americana Partners; Right of
            Integrated to Compel Sale of Interest........................     36
   12.5.    Americana Tag Along..........................................     37
   12.6.    Change of Control of CoolBrands..............................     38
   12.7.    Americana Call Right.........................................     39
   12.8.    Withdrawals..................................................     39
   12.9.    Interests Held by a Partner..................................     39

Section 13. Dissolution..................................................     39
   13.1.    Limitations..................................................     39
   13.2.    Exclusive Events Requiring Dissolution.......................     40
   13.3.    Liquidation..................................................     40
   13.4.    Continuation of the Partnership..............................     41

Section 14. Indemnification..............................................     41
   14.1.    Exculpation of Partners......................................     41
   14.2.    Indemnification by Partnership...............................     41


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
Section 15. Miscellaneous................................................     42
   15.1.    Notices......................................................     42
   15.2.    Governing Law................................................     42
   15.3.    Consent to Jurisdiction......................................     42
   15.4.    Successors...................................................     42
   15.5.    Pronouns.....................................................     42
   15.6.    Table of Contents and Captions Not Part of Agreement.........     43
   15.7.    Severability.................................................     43
   15.8.    Counterparts.................................................     43
   15.9.    Entire Agreement and Amendment...............................     43
   15.10.   Further Assurances...........................................     43
   15.11.   No Third Party Rights........................................     43
   15.12.   Incorporation by Reference...................................     43
   15.13.   Limitation on Liability......................................     43
   15.14.   Specific Performance; Remedies...............................     44
   15.15.   No Waiver....................................................     44


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

                              AMENDED AND RESTATED
                          LIMITED PARTNERSHIP AGREEMENT
                                       OF
                       AMERICANA FOODS LIMITED PARTNERSHIP

     THIS AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT of Americana Foods Limited Partnership (this "Agreement") is made and entered into, and is effective, as of January 10, 2003 (the "Effective Date"), by and among Americana Foods Limited Partnership, a limited partnership organized under the laws of the State of Texas (the "Partnership"), CBA Foods LLC, a Delaware limited liability company ("Integrated"), Americana Foods Corp., a Delaware corporation ("AFC"), and AF Sub. Corp., a Delaware corporation ("AFSC," and together with AFC, the "Americana Partners"). All capitalized terms used herein shall have the meaning ascribed to such terms in Section 1 hereto.

                                   WITNESSETH:

     WHEREAS, the Partnership is engaged in the business of manufacturing, marketing and selling ice cream, frozen yogurt, yogurt mix and frozen novelty items, including, without limitation acting as the exclusive supplier of [ORIGINAL TEXT REDACTED] to [ORIGINAL TEXT REDACTED] and its distributors and franchisees and as of the Effective Date, as a supplier of products to IBI in accordance with the Integrated Manufacturing Agreement (as defined below);

     WHEREAS, the Americana Partners are currently the sole partners of the Partnership;

     WHEREAS, Integrated Brands, Inc., a New Jersey corporation ("IBI") and the Americana Partners have executed a securities purchase agreement, dated as of January 10, 2003 (the "Purchase Agreement"), whereby, subject to certain conditions set forth therein, IBI (or one or more Affiliates designated by IBI) shall acquire from the Americana Partners, and the Americana Partners shall sell, transfer and assign to IBI (or one or more Affiliates designated by IBI), Interests in the Partnership representing up to 50.1% of the Percentage Interest (as defined below) in the Partnership;

     WHEREAS, IBI has designated its Affiliate, Integrated, as the entity which will acquire its limited partnership interest in the Partnership;

     WHEREAS, on the date hereof, the Partnership desires to admit Integrated as a limited partner; and

     WHEREAS, the Partners intend that this Agreement supercede the limited partnership agreement of the Partnership dated as of December 2, 1991, as amended.


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

     NOW, THEREFORE, in consideration of the agreements and covenants set forth above and herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     Section 1. Definitions. As used in this Agreement:

     "Act" shall mean the Texas Revised Limited Partnership Act, as amended from time to time.

     "Additional Capital Equipment And Improvements" shall mean any equipment and improvements funded by any additional Capital Contributions made by the Partners pursuant to Sections 4.2(b)(ii) and 4.2(b)(iii).

     "Adjusted Capital Account Deficit" shall mean, with respect to any Partner, the deficit balance, if any, in such Partner's Capital Account as of the end of the applicable Fiscal Year after (i) crediting such Capital Account with any amounts which such Partner is deemed to be obligated to restore pursuant to Regulations Sections 1.704-1(b)(2)(ii)(C), 1.704-2(g)(1) and 1.704-2(i)(5), and
(ii) debiting such Capital Account by the amount of the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

     "Advisor" shall mean any accountant, attorney or other advisor retained by a Partner.

     "Affiliate" of any Person shall mean any other Person that directly or indirectly controls, or is under common control with, or is controlled by, such Person. As used in this definition "control" (including its correlative meanings, "controlled by" and "under common control with") shall mean possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise). In addition, "Affiliate" shall include as to any Person any employee, officer, member, partner or director of such Person or other Person related to such Person within the meaning of Code Sections 267(b) or 707(b)(1).

     "Agreement" shall mean this Amended and Restated Limited Partnership Agreement of Americana Foods Limited Partnership, as amended from time to time pursuant to the provisions hereof.

     "Americana Call Option Price" shall mean a price equal to the amount obtained by (i) multiplying [ORIGINAL TEXT REDACTED] by one of the following, as applicable: (A) if the Date of Determination is before the date which is [ORIGINAL TEXT REDACTED] after the Call Option Date, [ORIGINAL TEXT REDACTED] for the number of full months between the Date of Determination and the Cap Ex Date (based on the [ORIGINAL TEXT REDACTED] for such period divided by the number of full months in such period multiplied by twelve), or (B) if the Date of Determination is on or after the date which is [ORIGINAL TEXT


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REDACTED] after the Call Option Date, [ORIGINAL TEXT REDACTED] of the
Partnership for the preceding [ORIGINAL TEXT REDACTED], (ii) subtracting from the amount determined in clause (i) any Indebtedness of the Partnership net of cash (to be determined at the time of the applicable Transfer), and (iii) multiplying the amount determined in clauses (i) and (ii) by the Percentage Interest being Transferred.

     "Appraised Value" shall have the meaning provided in Section 4.2.

     "Authorized Person" shall have the meaning provided in Section 2.4(a).

     "Book Value" means with respect to any Partnership property, the Partnership's adjusted basis in the property for federal income tax purposes, except that (i) the initial Book Value of any property contributed to the Partnership shall be equal to the agreed fair market value of such property,
(ii) the Book Value of Partnership property may be adjusted from time to time to reflect the adjustments required or permitted by Regulation Section 1.704-1(b)(2)(iv)(d), (e), (f) or (g) and (iii) if the Book Value of an item of Partnership property differs from its adjusted basis as computed for tax purposes at the beginning of any period, the amount of depreciation, amortization or other cost recovery deduction computed with respect the property for the period for book purposes shall be computed as described in the definition of "Profits."

     "Call Notice" shall have the meaning provided in Section 12.1.

     "Call Option" shall have the meaning provided in Section 12.1.

     "Call Option Date" shall mean the date on which the Call Period begins.

         "Call Option Price" shall mean a price equal to the amount obtained by
(i) multiplying [ORIGINAL TEXT REDACTED] by one of the following, as applicable:
(A) if the Date of Determination is before the date which is [ORIGINAL TEXT REDACTED] after the Call Option Date, [ORIGINAL TEXT REDACTED] for the number of full months between the Date of Determination and the Cap Ex Date (based on the [ORIGINAL TEXT REDACTED] for such period divided by the number of full months in such period multiplied by twelve), or (B) if the Date of Determination is on or after the date which is [ORIGINAL TEXT REDACTED] after the Call Option Date, [ORIGINAL TEXT REDACTED] of the Partnership for the preceding [ORIGINAL TEXT REDACTED], (ii) subtracting from the amount determined in clause (i) any Indebtedness of the Partnership net of cash (to be determined at the time of the applicable Transfer), and (iii) multiplying the amount determined in clauses (i) and (ii) by the Percentage Interest being Transferred. The Call Option Price shall, at the election of Integrated, be payable in cash or shares of capital stock of CoolBrands International Inc. ("CoolBrands"); provided that such shares must be freely transferable without restriction and will be valued for purposes hereof at the opening sale price on the Toronto Stock Exchange (or such other exchange on which such shares are primarily traded) on the date of such payment; provided further that if the Call Option Price is paid in shares, CoolBrands must implement arrangements


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

where such shares may be sold on the date of receipt for net cash proceeds to the Americana Partners of not less than the amount of cash otherwise payable.

     "Call Period" means the four year period beginning on the date that is [ORIGINAL TEXT REDACTED] after the CapEx Date.

     "Called Interest" shall have the meaning provided in Section 12.1.

     "Capital Account" shall have the meaning provided in Section 4.5.

     "CapEx Amount" shall mean the first [ORIGINAL TEXT REDACTED] in the aggregate of capital expenditures made by the Partnership and Capital Contributions made in accordance with Section 4.2(b) (iii) during the period beginning on the Effective Date; provided, however, that if prior to the date that would otherwise be (but for this proviso) the CapEx Date, the Americana Partners have made additional Capital Contributions pursuant to Section 4.2(b)(i) in an amount in excess of [ORIGINAL TEXT REDACTED] (excluding the Severance Obligations but including any Credited Amounts as of the date of determination), then the CapEx Amount shall be equal to [ORIGINAL TEXT REDACTED] times the additional Capital Contributions made by the Americana Partners pursuant to Section 4.2(b)(i) (excluding the Severance Obligations but including any Credited Amounts).

     "CapEx Date" shall mean the first day of the month following the date on which, in the General Partners' reasonable determination, normal saleable production has commenced (after a customary start-up period) on all production lines related to capital expenditure projects related to the CapEx Amount.

     "Capital Contribution" shall mean, with respect to any Partner, the aggregate amount of cash and the fair market value (valued at cost, if new, or, if used, by appraisal but not less than cost if purchased within the prior 12 months) of any assets contributed or deemed contributed by such Partner to the capital of the Partnership; provided, however, that with respect to the Equipment and any Additional Equipment, such fair market value shall also include all costs and expenses incurred in connection with the installation thereof and shall be reduced by the value of the depreciation on such Equipment or Additional Equipment on the date of such contribution, amortized ratably over a useful life of seven years.

     "Cash Flow" shall mean, for any period, Gross Receipts less (i) all expenses of the Partnership, (ii) any and all Taxes required to be paid by the Partnership or any Subsidiary (not paid by such Subsidiary), and (iii) reserves for reasonably anticipated obligations and reasonable contingencies of the Partnership (as determined by the General Partner).

     "Certificate of Limited Partnership" shall mean the Certificate of Limited Partnership of Americana Foods Limited Partnership, as amended.


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

     "Change of Control" means the occurrence of any of the following events:
(i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the capital stock of CoolBrands International Inc. outstanding immediately prior to such transaction;
(ii) a merger or consolidation or similar transaction involving CoolBrands International Inc. after which the holders of CoolBrands International Inc.'s capital stock do not own at least 50% of the total voting power represented by the capital stock of the surviving entity of such merger or consolidation; or
(iii) the adoption of a plan of complete liquidation or the sale or disposition by CoolBrands International Inc. of all or substantially all of its assets.

     "Change of Control Call" shall have the meaning provided in Section
12.6(a).

     "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, including the corresponding provisions of any successor law.

     "Company" shall have the meaning provided in the first paragraph of this Agreement.

     "Confidential Information" shall have the meaning provided in Section 9(a).

     "Credited Amounts" shall have the meaning provided in Section 4.2(b)(i).

     "Date of Determination" shall mean the date that the applicable Call Notice, ROFO Notice or ROFR Notice, as the case may be, is deemed to have been received by the Americana Partners in accordance with the provisions of Section 15.1.

     "Dissolution Event" shall have the meaning provided in Section 13.2.

     "Distributions" shall mean the distributions payable (or deemed payable) to a Partner.

     "EBITDA" means for any period, the sum on a consolidated basis of (i) Net Income, plus (ii) interest expense, plus (iii) income tax expense, plus (iv) depreciation expense, plus (v) amortization expense, of the Partnership. For purposes of the definition of EBITDA, the terms used in clauses (ii) through (v) in the preceding sentence shall be determined in accordance with GAAP.

     "Effective Date" shall have the meaning given to such term in the preamble.

     "Equipment" shall have the meaning given to such term in the Integrated Equipment Rental Agreement.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.


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

     "Fiscal Year" shall mean each calendar year ending December 31, as may be changed from time to time in the sole discretion of the General Partner.

     "GAAP" shall mean generally accepted accounting principles as adopted in the United States as in effect from time to time.

     "GAAP Income" shall mean the gross income from operations of the Partnership for any month, Fiscal Year or other period, as applicable, as determined in accordance with GAAP.

     "GAAP Loss" shall mean the aggregate of losses, deductions and expenses of the Partnership for any month, Fiscal Year or other period, as applicable, as determined in accordance with GAAP.

     "General Partner" shall mean the Partner who holds a General Partner Interest, as specified on Exhibit A.

     "General Partner Interest" means an Interest held by the General Partner, in its capacity as general partner of the Partnership, as set forth on Exhibit A.

     "GP Interest Closing Date" shall have the meaning given to such term in the Purchase Agreement.

     "Gross Receipts" shall mean, for any period, gross cash receipts received by the Partnership.

     "IBI Available Requirements" shall mean with respect to any Product (as defined in the Manufacturing Agreement), and during any relevant period, the portion of the total requirements for such Product of IBI (or any Affiliate thereof) that IBI (or any Affiliate thereof) is not committed to order from another Person pursuant to a written agreement entered into prior to the date hereof.

     "Indebtedness" shall mean, without duplication, (i) indebtedness arising from the lending of money by any Person to the Partnership or any of its Subsidiaries; (ii) indebtedness, whether or not in any such case arising from the lending by any Person of money to the Partnership or any of its Subsidiaries, (A) which is represented by notes payable or drafts accepted that evidence extensions of credit, (B) which constitutes obligations evidenced by bonds, debentures, notes or similar instruments, or (C) upon which interest charges are customarily paid (other than accounts payable) or that was issued or assumed as full or partial payment for property; (iii) reimbursement obligations with respect to letters of credit or guaranties of letters of credit; and (iv) all indebtedness secured by any mortgage, pledge, security, Lien or conditional sale or other title retention agreement to which any property or asset owned or held by such Person is subject, whether or not the indebtedness secured thereby shall have been assumed.


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

     "Integrated Equipment Rental Agreement" shall have the meaning given to such term in the Purchase Agreement.

     "Integrated Manufacturing Agreement" shall have the meaning given to such term in the Purchase Agreement.

     "Interest" of any Partner shall mean the entire partnership interest of such Partner in the Partnership (whether a General Partner Interest or a Limited Partner Interest), and any and all rights, powers and benefits accorded a Partner under this Agreement and the duties and obligations of such Partner hereunder.

     "Invested Capital" shall mean the amount of a Partner's Capital Contribution less (i) Distributions and (ii) in the case of the Americana Partners, any amounts paid to the Americana Partners with respect to their Limited Partner Interests, including, without limitation, amounts paid upon exercise of the Option. The parties agree that as of November 18, 2002 the Invested Capital of the Americana Partners was [ORIGINAL TEXT REDACTED], and that the Americana Partners made no Capital Contributions and received no Distributions between such date and the date hereof.

     "IRR" means an annualized internal rate of return for the Americana Partners on their Invested Capital from November 18, 2002 through and including the date of determination of such rate of return.

     "Issuance Items" shall have the meaning provided in Section 6.2(h).

     "Limited Partner" means any holder of a Limited Partner Interest of the Partnership.

     "Limited Partner Interest" means an Interest of a Limited Partner in the Partnership representing a fractional part of the Interests of all Partners and includes any and all benefits to which the holder of such Limited Partner Interest may be entitled, as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement.

     "Management Agreement" shall mean the Management Agreement entered into between the Partnership, IBI and the Americana Partners, as of the date hereof pursuant to which IBI will provide certain management services to the Partnership.

     "Management Fee" shall have the meaning given to such term in the Management Agreement.

     "MUS Receivables" shall mean the MUS Receivables described and defined in
Schedule 2.9(a) of the Purchase Agreement.


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

     "Net Income" shall mean the amount, if any, by which GAAP Income for any period exceeds GAAP Loss for such period.

     "Net Loss" shall mean the amount, if any, by which Loss for any period exceeds Income for such period.

     "New Interest Notice" shall have the meaning provided in Section 4.7(b).

     "New Interests" shall mean the issuance of additional Interests to either existing Partners or to a new Partner or Partners.

     "Nonpurchasing Partner" shall have the meaning provided in Section 4.7(b).

     "Option" shall have the meaning given to such term in the Purchase
Agreement.

     "Option Closing Date" shall have the meaning given to such term in the Purchase Agreement.

     "Original Agreements" shall mean each of the Integrated Equipment Rental Agreement, the Integrated Manufacturing Agreement and the Original [ORIGINAL TEXT REDACTED] Agreement.

     "Original [ORIGINAL TEXT REDACTED] Agreement" shall have the meaning given to such term in the Purchase Agreement.

     "Participating Partner" shall have the meaning provided in Section 4.7(b).

     "Partner" and "Partners" shall mean Integrated, AFSC, AFC and any other Person admitted to the Partnership as a Partner pursuant to this Agreement.

     "Percentage Interest" shall have the meaning provided in Section 4.3.

     "Person" shall mean any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization, government or any agency or political subdivision thereof, or any other legal entity.

     "Pro Rata Share" shall have the meaning provided in Section 4.7(a).

     "Profits" and "Losses", as those terms are used in Section 6, shall mean for any period the taxable income or losses, respectively, of the Partnership as determined for federal income tax purposes in accordance with the accounting method followed by the Partnership for such purposes, adjusted as follows:

          (a) Any income that is exempt from federal income tax shall be added to such taxable income and/or reduce such losses.


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

          (b) Any expenditures of the Partnership described in Section 705(a)(2)(B) of the Code or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), shall be subtracted from such taxable income and/or reduce such losses.

          (c) If property is reflected on the books of the Partnership at a Book Value that differs from the adjusted tax basis of such property, depreciation, amortization and gain or loss with respect to such property shall be determined by reference to such Book Value in accordance with Regulations Section 1.704-1(b)(2)(iv)(g).

          (d) Any items specially allocated pursuant to Section 6.2 of this Agreement shall be excluded from Profits and Losses.

     "Put Price" shall mean an amount that will provide an IRR on the Invested Capital of the Americana Partners equal to [ORIGINAL TEXT REDACTED].

     "Regions Bank Loan" shall mean the Indebtedness pursuant to the Loan Agreement, dated as of November 19, 2002, between the Partnership and Regions Bank, and all other Loan Documents (as defined therein).

     "Regulations" shall mean the Treasury Regulations promulgated pursuant to the Code, as amended from time to time, including the corresponding provisions of any successor regulations.

     "Required Sale Notice" shall have the meaning provided in Section 12.3(b).

     "Response Notice" shall have the meaning provided in Section 12.2(a).

     "Restated [ORIGINAL TEXT REDACTED] Agreement" shall have the meaning given to such term in the Purchase Agreement.

     "ROFO Interest" shall have the meaning provided in Section 12.2(a).

     "ROFO Notice" shall have the meaning provided in Section 12.2(a).

     "ROFR Notice" shall have the meaning provided in Section 12.3.

     "Securities Act" shall mean the Securities Act of 1933, as amended.

     "Subsidiary" or "Subsidiaries" shall mean any Person of which fifty percent (50%) or more is owned, directly or indirectly, by the Partnership.

     "Tag Along Notice" shall have the meaning provided in Section 12.5.

     "Tax Matters Partner" shall have the meaning provided in Section 7.2.

     "Taxes" shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, export, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added or VAT, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any tax due under any tax sharing or tax indemnity agreement, and including any interest, penalty, or addition thereto, whether disputed or not.

     "Termination" shall have the meaning provided in Section 12.6(b).

     "Termination Fee" shall have the meaning provided in Section 12.6(b).

     "Transfer" shall mean, as a noun, any transfer, sale, assignment, exchange, charge, pledge, gift, hypothecation, conveyance, encumbrance or other disposition, voluntary or involuntary, by operation of law or otherwise and, as a verb, voluntarily or involuntarily, by operation of law or otherwise, to transfer, sell, assign, exchange, charge, pledge, give, hypothecate, convey, encumber or otherwise dispose of.

     Section 2. Organization of the Partnership.

          2.1. Name. The name of the Partnership shall be "Americana Foods Limited Partnership". The business and affairs of the Partnership shall be conducted under such name or such other name as the General Partner deems necessary or appropriate to comply with the requirements of law in any jurisdiction in which the Partnership may elect to do business.

          2.2. [Intentionally Omitted].

          2.3. Principal Office. The principal address of the Partnership shall be 3333 Dan Morton Drive, Dallas, Texas 75236, or at such other place or places as may be determined by the General Partner from time to time.

          2.4. Filings.

               (a) The Certificate of Limited Partnership of the Partnership was filed on December 13, 1991 with the office of the Secretary of State of Texas, as provided in Section 2.01 of the Act, and on February 28, 1992, December 20, 1993 and November 19, 2002, the General Partner of the Partnership caused to be duly filed with the office of the Secretary of State of Texas Certificates of Amendment to the Certificate of Partnership in accordance with Section 2.02 of the Act. A certified copy of the Certificate of Limited Partnership as of the date hereof has been delivered to each of the Partners.

               (b) The General Partner shall use its reasonable efforts to take such other actions as may be reasonably necessary to perfect and maintain the status of the Partnership as a limited partnership under the laws of the State of Texas.


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

               (c) Subject to Section 2.5, an Authorized Person shall cause the Partnership to be qualified, formed or registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the Partnership transacts business in which such qualification, formation or registration is required or desirable. Subject to Section 2.5, an Authorized Person shall execute, deliver and file any certificates (and any amendments and/or restatements thereof) necessary for the Partnership to qualify to do business in a jurisdiction in which the Partnership may wish to conduct business.

          2.5. Limitations on Partnership Powers. Notwithstanding anything contained herein to the contrary, the Partnership shall not do business in any jurisdiction that would jeopardize the limitation on liability afforded to the Limited Partners under the Act or this Agreement.

          2.6. Affiliate Agreements. Subject to Section 8.3, the Partners agree that services may be provided to the Partnership by a Partner or an Affiliate of a Partner.

          2.7. Term. The Partnership shall continue in existence until the Partnership is dissolved as provided in Section 13.

     Section 3. Purpose. The purpose of the Partnership, subject in each case to the terms hereof, shall be to engage in the business of manufacturing, marketing and selling ice cream, frozen yogurt, yogurt mix and frozen novelty items, including, without limitation acting as a supplier of [ORIGINAL TEXT REDACTED] products to [ORIGINAL TEXT REDACTED] and as a supplier of products to IBI, and any business related thereto or useful in connection therewith. However, the business and the purposes of the Partnership shall not be limited to its initial principal business activity and the Partnership shall have the authority to engage in any other lawful business, purpose or activity permitted by the Act or which may be exercised by any person, together with any powers incidental thereto, so far as such powers or privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Partnership.

     Section 4. Capital Contributions, Percentage Interests and Capital
Accounts.

          4.1. Initial Capital Contributions. The Persons listed on Exhibit A made Capital Contributions to the Partnership as set forth therein and their Capital Account balances as of the date hereof are as set forth in Exhibit A. Exhibit A shall also specify the nature of the Interests held by such Persons (i.e., whether the Interest held by such Person is a General Partner Interest or Limited Partner Interest). The information on Exhibit A may be modified from time to time by the General Partner, without any further action by the other Partners, to reflect any additional Capital Contributions actually made, Transfers of Interests and any other changes to the information from time to time set forth in Exhibit A. The Partnership may borrow from its Partners as well as from banks or other lending institutions to finance its working capital or the acquisition of assets upon such terms and conditions as shall be approved by the General Partner and to the extent required pursuant to Section 8.3, the Limited Partners, and any borrowing from


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

Partners shall not be considered Capital Contributions or reflected in their Capital Accounts. The value of all non-cash Capital Contributions made by Partners as of the Effective Date shall be set forth on Exhibit A. No Partner shall be entitled to any interest or compensation with respect to his Capital Contribution or any services rendered on behalf of the Partnership except as specifically provided in this Agreement or in the Management Agreement, or as otherwise approved by the General Partner or, if applicable, the Limited Partners pursuant to Section 8.3. No Partner shall have any liability for the repayment of the Capital Contribution of any other Partner and each Partner shall look only to the assets of the Partnership for return of his Capital Contribution.

          4.2. Additional Capital Contributions.

               (a) Except as specifically required in Section 4.2(b) below, no Partner shall be required to make any additional Capital Contributions.

               (b) Mandatory Capital Contributions. Subject to the other provisions of this Agreement,

                    (i) At all times from and after the GP Interest Closing Date but before April 30, 2003, upon the determination by the General Partner, in its good faith business judgment, that additional funds are necessary to meet the working capital requirements of the Partnership, the General Partner may, from time to time, require that the Americana Partners make additional Capital Contributions pursuant to this Section 4.2(b)(i), provided that all such Capital Contributions made by the Americana Partners pursuant to this Section 4(b)(i) shall not exceed [ORIGINAL TEXT REDACTED]. Upon such determination by the General Partner, the General Partner shall give written notice to the Americana Partners of the required additional Capital Contributions (which notice shall be accompanied by a [ORIGINAL TEXT REDACTED] cash flow projection giving effect to the projected use of such additional Capital Contribution prepared by the General Partner using its good faith business judgment), and each of the Americana Partners shall contribute the required additional Capital Contribution to the capital of the Partnership pursuant to this Section 4.2(b)(i); provided, however, that the written notice with respect to any amounts in excess of the first [ORIGINAL TEXT REDACTED] required to be contributed by the Americana Partners pursuant to the provisions of this Section 4.2(b)(i) shall be provided at least 30 days prior to the date such additional Capital Contribution is required to be so contributed. When the General Partner, in its good faith business judgment (taking into account all relevant factors, including without limitation, the future cash needs of the Partnership, the expected availability of funds under the Regions Bank Loan and the relative costs of commercially reasonable alternative sources of capital), determines that all or any portion of any additional Capital Contributions made by the Americana Partners pursuant to this Section 4.2(b)(i) is no longer necessary to meet the working capital requirements of the Partnership, based on the General Partner's reasonable projections of working capital requirements of the Partnership (such amount which is determined to no longer be necessary is referred to as the "Excess Working Capital Contribution"), then the Partnership shall be entitled to retain such Excess Working Capital Contribution provided that it reduces the Americana Partners' obligations to make any additional Capital Contributions that the Americana Partners are otherwise required to make pursuant to Section 4.2(b)(ii) by an amount equal to the Excess Working Capital Contribution (the "Credited Amounts"). The Partners hereby acknowledge that pursuant to the provisions of the Purchase Agreement, the Americana Partners have assumed the Partnership's severance obligation with respect to Severance Obligations (as defined in the Purchase Agreement), and that this obligation, when assumed, shall be deemed to be an additional Capital Contribution of up to [ORIGINAL TEXT REDACTED] made in accordance with this
     Section 4.2(b)(i). Notwithstanding anything contained herein to the contrary, the assumption of such Severance Obligations shall not result in an increase in the Americana Partners' Capital Account or Invested Capital.

                    (ii) At all times from and after the GP Interest Closing Date, upon the determination by the General Partner, in its good faith business judgment that additional funds are necessary to meet the capital expenditure requirements of the Partnership or in order to fund the future operations of the Partnership after the date of such additional Capital Contributions, the General Partner may, from time to time, require the Partners to make additional Capital Contributions, and such additional Capital Contributions shall be made in the following proportions: (A) Integrated (together with any Affiliate thereof that is also a Partner) shall make [ORIGINAL TEXT REDACTED] of such additional Capital Contributions, and (B) the Americana Partners shall make [ORIGINAL TEXT REDACTED] of such additional Capital Contributions; provided, however, that the aggregate amount of all such Capital Contributions required by all Partners pursuant to this Sections 4.2(b)(ii) and 4.2(b)(iii) prior to January 1, 2006 shall not exceed [ORIGINAL TEXT REDACTED], and the aggregate amount of all such Capital Contributions required pursuant to this Sections 4.2(b)(ii) and 4.2(b)(iii) after January 1, 2006 shall not exceed [ORIGINAL TEXT REDACTED] (including, for purposes hereof, any additional Capital Contributions made pursuant to this Sections 4.2(b)(ii) and 4.2(b)(iii) prior to January 1, 2006). Upon such determination by the General Partner, the General Partner shall give written notice to the Partners of the required additional Capital Contributions and each Partner so required shall contribute to the capital of the Partnership pursuant to this Section 4.2(b)(ii). If the General Partner furnishes the Partners with a written notice to make additional Capital Contributions pursuant to this
     Section 4.2(b)(ii), and it is the first such notice pursuant to which the amount of all additional Capital Contributions made pursuant to this
     Section 4.2(b)(ii) would, after giving effect to the amounts to be contributed pursuant to such notice, exceed [ORIGINAL TEXT REDACTED] in the aggregate, then the Partners shall not be obligated to make such additional Capital Contributions unless (A) the General Partner provides a business plan setting forth the intended use of the additional Capital Contributions and projections related thereto (prepared using assumptions considered by


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

     the General Partner to be reasonable), and (B) IBI (or any Affiliate thereof), together with any other Person or Persons that IBI (or any Affiliate thereof) solicited on behalf of the Partnership, has entered into a binding commitment (or commitments) for the remaining term of the then-current term of the Manufacturing Agreement to have the aggregate amount of any products manufactured by the Partnership utilizing Additional Capital Equipment And Improvements for IBI (or any Affiliate thereof) and for any other Persons the purchase orders for whom were solicited by IBI (or any Affiliate thereof), to be equal to or greater than the IBI Available Requirements for such products.

                    (iii) Immediately after the Option Closing Date, IBI shall on behalf of its Affiliates who then hold Interests in the Partnership, contribute to the capital of the Partnership the Equipment, plus any additional Equipment that may be leased to the Partnership by IBI or any of its Affiliates after the Effective Date and prior to the Option Closing Date if required by the terms of the lease or rental agreement with respect thereto (the "Additional Equipment"). No Partner shall be required to make an additional Capital Contribution pursuant to this Section 4.2(b)(iii) as a result of the Capital Contribution of the Equipment (including any Additional Equipment) by IBI on behalf of its Affiliates pursuant to this
     Section 4.2(b)(iii), which contribution shall be deemed a Capital Contribution by such Affiliates of IBI and shall satisfy to the extent of such amount any additional Capital Contributions required from such Partners under Section 4.2(b)(ii); provided, however, that the Americana Partners shall pay to IBI on the Option Closing Date [ORIGINAL TEXT REDACTED] of the value of such contributed Equipment (and any Additional Equipment) as determined in accordance with this Agreement for purposes of valuing Capital Contributions which amounts shall be deemed a Capital Contribution under Section 4.2(b) (ii) by Americana Partners; and provided further that with respect to any such Additional Equipment, the terms upon which it shall be contributed to the Partnership shall be as set forth in the lease or rental agreement with respect thereto or if not set forth therein, then on the same terms as the contribution of the Equipment.

               (c) Optional Capital Contributions. Subject to the provisions in
Section 4.2(b) to the contrary, at all times after the GP Interest Closing Date, upon the unanimous approval of the Partners that additional funds are necessary to meet the working capital or capital expenditure requirements of the Partnership, or any other reasonable business needs of the Partnership, the Partners shall, from time to time, make additional Capital Contributions on the terms and subject to the conditions as agreed to from time to time.

               (d) Upon the failure of a Partner (a "Defaulting Partner" to make any additional Capital Contribution required by Section 4.2(b), (the portion thereof not contributed by such Defaulting Partner being referred to herein as the "Deficiency"), the General Partner shall give written notice of such failure, including the name of the Defaulting Partner and the amount of such Deficiency, to the other Partners (each, a "Non-Defaulting Partner"). Each Non-Defaulting Partner may (in addition to, and not in lieu of, any other rights or remedies such

Non-Defaulting Partner may have under this Agreement, at law or in equity), in its sole and absolute discretion, within ten [ORIGINAL TEXT REDACTED] after the receipt of such written notice, contribute all or any portion of such Deficiency to the capital of the Partnership (a "Deficiency Contribution"); provided, however, that if the proposed aggregate Deficiency Contributions of two or more Non-Defaulting Partners are greater than the amount of the Deficiency, then, unless such Non-Defaulting Partners agree on the amount of the Deficiency Contributions to be made by each of them, such Deficiency Contributions shall be made in proportion to such Non-Defaulting Partners' Percentage Interests. In the event that no other Partner is, or Partners are, willing to contribute all of the Deficiency Contribution, the General Partner has the right, in its absolute discretion, to arrange for a loan to cover such amount without the consent of the Limited Partners.

          4.3. Percentage Ownership Interest. The Partners shall have the initial percentage ownership interests in the Partnership set forth on Exhibit A (such percentage interests as adjusted pursuant to this Agreement are referred to as a Partner's "Percentage Interest"). The Percentage Interests of the Partners in the Partnership shall be adjusted so that the respective Percentage Interests of the Partners at any time shall be as set forth in Exhibit A on the effective date hereof, as adjusted in proportion to their respective additional Capital Contributions made (or deemed to be made) pursuant to Section 4.2(b), any adjustment required pursuant to Section 6.4(d)(ii) of the Purchase Agreement and to reflect the Transfers of the GP Interest and the Additional LP Interests (as such terms are defined in the Purchase Agreement); provided, however, that no adjustment shall be made to the Percentage Interest of the Americana Partners with respect to any mandatory additional Capital Contribution that is made in accordance with Section 4.2(b)(i), no adjustment shall be made with respect to the additional Capital Contribution made by Integrated pursuant to Section 4.2(b)(iii) or the payment by the Americana Partners made in connection therewith, and no adjustment shall be made with respect to any indemnification payments treated as contributions to the Partnership pursuant to Section 6.2(c) of the Purchase Agreement; provided further, however, that upon the failure of any Partner to make any such mandatory additional Capital Contribution required by any provision of Section 4.2(b), then the Non-Defaulting Partners shall engage an investment banker or other financial expert of national reputation who has no prior affiliation with the Non-Defaulting Partners, who shall determine the fair market value of each Partner's respective Interest in the Partnership (without any control premiums or minority discounts), and after taking into account (a) such value of the Partners' respective Interest in the Partnership, and (b) the amount of the Deficiency, such expert shall determine the appropriate manner in which to equitably reduce the Defaulting Partner's Percentage Interest and increase any Non-Defaulting Partner's Percentage Interest.

          4.4. Return of Capital Contribution. No Partner shall have any right to withdraw or make a demand for withdrawal of the balance reflected in such Partner's Capital Account (as determined under Section 4.5) until the full and complete winding up and liquidation of the business of the Partnership.

          4.5. Capital Accounts. A separate capital account (the "Capital Account") shall be established and maintained for each Partner in accordance with Section 1.704-1(b)(2)(iv) of the Regulations. The Capital Account of each Partner shall be increased by (i) the amount of any Capital Contributions made by such Partner, (ii) any items of income or gain allocated to the Partner, and
(iii) any other adjustments required by the Regulations. The Capital Account of each Partner shall be reduced by (i) the amount of any cash and the fair market value (as agreed to by the Partners) of any property distributed to the Partner by the Partnership (net of liabilities secured by such distributed property that the Partner is considered to assume or take subject to), (ii) any items of loss or deduction allocated to the Partner, and (iii) any other adjustments required by the Regulations. The Partnership may or shall, as applicable, adjust the Capital Accounts of the Partners to reflect the adjustments required or permitted by Regulations Section 1.704-1(b)(2)(iv)(d), (e), (f) or (g) to reflect a revaluation of the Partnership's assets on the Partnership's books in connection with any contribution of money or other property to the Partnership, any distribution of money or other property by the Partnership or any issuance or redemption of Interests in the Partnership. No Partner shall be obligated to restore any negative balance in its Capital Account. No Partner shall be compensated for any positive balance in its Capital Account except as otherwise expressly provided herein.

          4.6. New Partners. Subject to the provisions of Section 4.7, the Partnership may issue New Interests to a new Partner or Partners, as the case may be, only if such new Partner (i) has delivered to the Partnership its Capital Contribution, (ii) has agreed in writing to be bound by the terms of this Agreement as a Partner by becoming a party hereto, and (iii) has delivered such additional documentation as the General Partner shall reasonably require to so admit such new Partner to the Partnership, and further only if the issuance of such New Interests is at the fair market value with respect thereto, as determined by the Partners in good faith; provided, however, that if the purchase price at which any New Interests are proposed to be sold is greater than [ORIGINAL TEXT REDACTED] in any one transaction or greater than [ORIGINAL TEXT REDACTED] in any series of related transactions and the Partners cannot agree upon whether such purchase price represents fair market value, then the Partnership shall obtain a fairness opinion (addressed to the Partnership) from an investment banker of national reputation reasonably acceptable to the Partners as to the fairness of such proposed consideration to the Partnership and its partners. The costs of such fairness opinion shall be borne by the Partnership. Notwithstanding the foregoing, it is expressly acknowledged and agreed that upon the GP Interest Closing Date an Affiliate of IBI shall be admitted as the General Partner, AFSC shall resign and withdraw as general partner and a Certificate of Amendment to the Certificate of Limited Partnership shall be filed with the office of the Secretary of State of Texas evidencing such change.

          4.7. Preemptive Rights.

               (a) Each Partner shall have the preemptive right to purchase up to such Partner's pro rata share, based upon its Percentage Interest (the "Pro Rata Share"), of any New

Interests, that the Partnership may from time to time, after the date of this Agreement, issue to third parties.

               (b) The Partnership will give the Partners at least thirty (30) days' prior written notice of the Partnership's intention to issue New Interests (the "New Interest Notice"), describing the type and amount of New Interests to be issued and the price and the general terms and conditions upon which the Partnership proposes to issue such New Interests. Each Partner may purchase up to such Partner's Pro Rata Share of such New Interests, by delivering to the Partnership, within [ORIGINAL TEXT REDACTED] after the date of mailing of any such New Interest Notice by the Partnership, a written notice specifying the amount of the New Interests which such Partner desires to purchase (which may be all or any of its Pro Rata Share), for the price and upon the general terms and conditions specified in the New Interest Notice; provided, however, that each Partner may transfer any or all of its rights under this Section 4.7 to any of its Affiliates. If any Partner fails to notify the Partnership in writing within such [ORIGINAL TEXT REDACTED] period of its election to purchase any portion of such Partner's full Pro Rata Share of an offering of New Interests (a "Nonpurchasing Partner"), then such Nonpurchasing Partner will forfeit the right hereunder to purchase any portion of such Partner's Pro Rata Share of such New Interests. If a Partner fails to elect to purchase the full amount of such Partner's Pro Rata Share of the New Interests, the Partnership shall give notice of such failure to the Partners who did so elect (a "Participating Partner"). Such notice may be made by telephone if confirmed in writing within two (2) days. The Participating Partners shall have [ORIGINAL TEXT REDACTED] from the date such notice was given to notify the Partnership in writing of its election to purchase that portion of the New Interest not subscribed for by the Nonpurchasing Partner.

               (c) In the event that the Partners fail to exercise in full the preemptive rights within such [ORIGINAL TEXT REDACTED] period, then the Partnership will have [ORIGINAL TEXT REDACTED] thereafter to sell the New Interests with respect to which the Partner's preemptive rights hereunder were not exercised, at a price and upon terms and conditions not more favorable to the purchaser(s) thereof than specified in the Partnership's New Interest Notice. In the event that the Partnership has not issued and sold the New Interests within such [ORIGINAL TEXT REDACTED] period, then the Partnership shall not thereafter issue or sell any New Interests without again first offering such New Interests to the Partners in accordance with this Section 4.7.

     Section 5. Distributions.

          5.1. Distribution of Cash Flow.

               (a) Subject to the provisions of Section 6.07(a) of the Act and the reasonably anticipated business needs and opportunities of the Partnership, taking into account all debts, liabilities and obligations of the Partnership then due, working capital and other amounts which the General Partner deems necessary for the Partnership's business or to place into reserves for customary and usual claims with respect to such business, specifically including the Partnership's obligation to pay the Management Fee, and subject also to any restrictions under applicable law (including, without limitation, any obligation to withhold and remit any amounts to any governmental authority), the General Partner may resolve to distribute the Cash Flow of the Partnership to the Partners, at such intervals as the General Partner shall determine from time to time, pro rata to the Partners based upon their respective Percentage Interests in the Partnership. Notwithstanding anything contained herein to the contrary, no Distribution shall be made unless and until the Management Fee as of the date thereof has been paid in full.

               (b) No Partner shall be entitled to any Distributions except as specifically provided in this Agreement. No Partner shall be entitled to payment of the value of its interest upon withdrawal under Sections 6.02(b)(2) or 6.04 of the Act.

               (c) Notwithstanding anything contained herein to the contrary, for so long as the Regions Bank Loan remains outstanding, the General Partner shall not make any Distributions in violation of the agreements relating to the Regions Bank Loan.

          5.2. Withholding. The Partnership is authorized to withhold from distributions or with respect to allocations and pay over to any federal, state, local or foreign government any amounts required to be withheld pursuant to any provisions of federal, state, local or foreign law. Any amount so paid over shall be treated as a distribution to the relevant Partner.

     Section 6. Allocations.

          6.1. General Rule. After taking into account any special allocations pursuant to Section 6.2, and subject to any limitations contained therein, Profits or Losses (and items of either) for any Fiscal Year or portion thereof shall be allocated among the Partners to effectuate the intended economic sharing arrangement of the Partners as reflected in Section 5.1.

          6.2. Special Allocations. The allocation of Profits and Losses and items of income, gain, loss or deduction shall be subject to the following limitations and adjustments:

               (a) No Losses or items of loss, deduction or expense may be allocated to a Partner if such allocation would create or increase a Adjusted Capital Account Deficit for such Partner. Any loss or deduction that cannot be allocated to a Partner because of the limitation of this Section 6.2(a) shall be allocated among the other Partners in accordance with their Percentage Interests. If at the end of any Fiscal Year a Partner has an Adjusted Capital Account Deficit (after taking into account all allocations provided for in this Section 6 other than this sentence and Section 6.2(c)), the Partner shall be allocated items of gross income and gain to the extent necessary to eliminate such deficit balance as quickly as possible.

               (b) "Nonrecourse deductions" (as defined in Regulations Section 1.704-2(b)(1)) shall be allocated among the Partners in proportion to their Percentage Interests. Beginning in the first Fiscal Year in which the Partnership has nonrecourse deductions, or makes a distribution of proceeds of a "nonrecourse liability" (as defined in Regulations Section 1.752-1(a)(2)), that is allocable to an increase in "partnership minimum gain" (as defined in Regulations Section 1.704-2(d)(1)), and in each Fiscal Year thereafter, if there is a net decrease in partnership minimum gain during a Fiscal Year, then each Partner shall be allocated items of income and gain for such year (and, if necessary, subsequent years) in accordance with the "minimum gain chargeback" provisions of Regulations Section 1.704-2(f).

               (c) Any Partner who unexpectedly receives, with respect to the Partnership, an adjustment, allocation, or distribution described in Regulation
Section 1.704-1(b)(2)(ii)(d)(3) shall be allocated items of income and gain in accordance with the "qualified income offset" provisions of Regulations Section 1.704-1(b)(2)(ii)(d); provided, however, that an allocation pursuant to this
Section 6.2(c) shall be made only if and to the extent that such Partner would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 6 have been tentatively made as if this Section 6.2(c) were not in this Agreement.

               (d) "Partner nonrecourse deductions" (as defined in Regulations
Section 1.704-2(i)(2)) shall be allocated to the Partner who bears the economic risk of loss with respect to such deductions, as determined under Regulations
Section 1.704-2(i). If there is a net decrease in "partner nonrecourse debt minimum gain" (as defined in Regulations Section 1.704-2(i)(2)) in any Fiscal Year, the Partner shall be allocated items of income and gain for such year (and subsequent years if necessary) in accordance with the chargeback requirement of Regulations Section 1.704-2(i)(4).

          6.3. Tax Allocations.

               (a) Except as otherwise provided herein, items of income, gain, loss, deduction and expense shall be allocated for tax purposes in a manner consistent with the allocations set forth in this Section 6; provided, however, in accordance with Code Section 704(c) and the Regulations thereunder, income and loss with respect to any property contributed to the capital of the Partnership (including, if the property so contributed constitutes a partnership interest, the applicable distributive share of each item of income, gain, loss, expense and other items attributable to such partnership interest whether expressly so allocated or reflected in partnership allocations) shall, solely for tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its initial Book Value at the time of contribution. Such allocations shall be made (i) with respect to the Equipment and any Additional Equipment, in accordance with the traditional method set forth in Regulations Section 1.704-3(b), (ii) with respect to assets contributed (or deemed contributed) by the Americana Partners, in accordance with any method(s) permitted under Regulations Section 1.704-3, as determined by the Americana Partners in their sole discretion, and (iii) with respect to any other Capital Contributions consisting of property, using any method(s) permitted under Regulations 1.704-3, as agreed by the Partners.

               (b) In the event of a revaluation of the Book Value of Partnership property, allocations to the Partners of items of depreciation, amortization and gain or loss as computed for tax purposes with respect to Partnership property shall be made in a manner that takes into account the variation between the adjusted tax basis of such property and its Book Value as determined under Section 1.704-1(b)(2)(iv)(g) of the Regulations.

               (c) Any portion of gain with respect to an asset that is treated as ordinary income for federal income tax purposes pursuant to Section 1245 or 1250 of the Code (a "Recapture Amount") shall be allocated to the Partner to which the depreciation deductions giving rise to such Recapture Amount (including depreciation deductions for periods prior to the date the applicable property was contributed to the Partnership) were allocated.

               (d) Any elections or other decisions relating to such allocations shall be made by the General Partner in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section
6.3 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Partner's Capital Account or share of profits, losses, other items or distributions pursuant to any provisions of this Agreement.

          6.4. Allocation with Respect to Transferred Interests. The General Partner is authorized to adopt any convention or combination of conventions likely to be upheld for federal income tax purposes regarding the allocation and/or special allocation of items of Partnership income, gain, loss, deduction and expense with respect to a New Interest, a transferred Interest and a redeemed Interest. Upon admission as Partner, a transferee of an

Interest shall succeed to the Capital Account of the transferor Partner to the extent it relates to the transferred Interest.

          6.5. Other Allocation Rules. (a) The Partners are aware of the income tax consequences of the allocations made by this Section 6 and hereby agree to be bound by the provisions of this Section 6 in reporting their shares of Partnership Income and Loss for income tax purposes.

     Section 7. Books, Records, Tax Matters and Bank Accounts.

          7.1. Books and Records. The books and records of account of the Partnership shall be maintained in accordance with GAAP. The books and records shall be maintained at the Partnership's principal office or at a location designated by the General Partner, and all such books and records shall be available to any Partner at such location for review and copying, at such Partner's sole cost and expense, during normal business hours on at least twenty-four (24) hours' prior notice.

          7.2. Tax Matters Partner. The General Partner is hereby designated as the "tax matters partner" of the Partnership, as defined in Section 6231(a)(7) of the Code (the "Tax Matters Partner"). Except as otherwise provided in this Agreement, all elections required or permitted to be made by the Partnership under the Code or state tax law shall be timely determined and made by the General Partner. The Partners intend that the Partnership be treated as a partnership for U.S. federal, state and local tax purposes, and the Partners will not elect or authorize any person to elect to change the status of the Partnership from that of a partnership for U.S. federal, state and local income tax purposes. The General Partner agrees to consult with Limited Partners in good faith with respect to any written notice of any inquiries, claims, assessments, audits, controversies or similar events received from any taxing authority. In addition, if and only if Integrated or any of its Affiliates so requests, the Partnership shall make an election pursuant to Code Section 754 to adjust the basis of the Partnership's property in the manner provided in Code Sections 734(b) and 743(b) for taxable years beginning in 2003. The Partnership hereby indemnifies and holds harmless the General Partner from and against any claim, loss, expense, liability, action or damage resulting from its acting or its failure to take any action as the "tax matters partner" of the Partnership, provided that any such action or failure to act does not constitute gross negligence or willful misconduct.

          7.3. Bank Accounts. All funds of the Partnership are to be deposited in the Partnership's name in such bank account or accounts as may be designated by the General Partner and shall be withdrawn subject to the terms of this Agreement on the signature of such Person or Persons as the General Partner may authorize.

          7.4. Tax Returns. The Tax Matters Partner shall use all commercially reasonable efforts to prepare or cause to be prepared all income and other tax returns of the Partnership required by applicable law and to cause the same to be filed in a timely manner (including extensions). Not more than [ORIGINAL TEXT REDACTED] after the end of each

Fiscal Year, the Partnership's tax advisors, as selected by the General Partner, shall deliver or cause to be delivered to each Partner a copy of the tax returns and Schedule K-1 for the Partnership and its Subsidiaries, if any, with respect to such Fiscal Year, together with such information with respect to the Partnership and such Subsidiaries as shall be necessary for the preparation by such Partner of its U.S. federal and state income or other tax and information returns. The Partnership shall pay for all costs of preparing tax returns and all costs related thereto.

          7.5. Reports and Financial Statements.

               (a) Within [ORIGINAL TEXT REDACTED] of the end of each month, the Partnership shall furnish the Partners with copies of (i) the balance sheet of the Partnership as at the end of such month and the prior month, together with the balance sheet as at the end of the preceding Fiscal Year of the Partnership,
(ii) a statement of GAAP Income or GAAP Loss for the month then ended and for the portion of the Fiscal Year of the Partnership then elapsed, and setting forth in comparative form the budgeted figures for the month then ended and the portion of the Fiscal Year of the Partnership then elapsed and the actual figures for the same month of the previous Fiscal Year and the same portion of the previous Fiscal Year of the Partnership, and (iii) a statement of cash flows for the month then ended and the portion of the Fiscal Year of the Partnership then elapsed and setting forth in comparative form the budgeted figures for the month then ended and the portion of the Fiscal Year of the Partnership then elapsed and the actual figures for the same month of the previous Fiscal Year and the same portion of the previous Fiscal Year of the Partnership, all in reasonable detail and prepared in accordance with GAAP (except for the absence of footnotes thereto), and subject to normal and recurring year end adjustments.

               (b) Within [ORIGINAL TEXT REDACTED] of the end of each Fiscal Year, the Partnership shall furnish the Partners with copies of the balance sheet of the Partnership as at the end of such Fiscal Year, and a statement of GAAP Income or GAAP Loss and a statement of cash flows, in each case for the Fiscal Year of the Partnership then ended, all in reasonable detail, prepared in accordance with GAAP and setting forth in each case in comparative form the figures for the previous two Fiscal Years, audited by the Partnership's independent accounting firm.

               (c) Prior to the beginning of each Fiscal Year of the Partnership, the General Partner shall develop a statement of monthly cash flow projections for the Partnership for the upcoming Fiscal Year, prepared in good faith and based upon what the Partnership believes in good faith at such time to be reasonable assumptions.

               (d) The Partnership shall deliver to each Partner copies of any management reports, documentation of material financial transactions, projections, operating reports, acquisition analyses, presentations to banks, financial institutions or potential investors, consultants' reports and such other similar financial information as the Partners may reasonably request, as soon as practicable after such reports and other financial information becomes available.

          7.6. Accountant Work Papers. The Partners and any of their respective auditors shall be entitled, upon reasonable notice, and at their own expense, to make such reasonable investigation of the work papers of the Partnership's accountant in connection with any audit.

     Section 8. Management and Operations.

          8.1. Management. Except as expressly set forth herein, the Partnership shall be managed by the General Partner, which shall have the authority to exercise all of the powers and privileges granted by the Act, any other law and this Agreement, together with any powers incidental thereto, and to take any other action not prohibited under the Act or other applicable law, so far as such powers or actions are necessary or convenient to the conduct, promotion or attainment of the business, purposes or activities of the Partnership. No Limited Partner shall have any right to participate in or exercise control or management power over the business and affairs of the Partnership. The General Partner may consult with the Limited Partners, but shall have absolute authority in accordance with this Agreement and the Management Agreement, to manage the day-to-day business operations and affairs of the Business.

          8.2. Meetings of the Partners.

               (a) The General Partner shall meet with the Limited Partners once every month at such times and places in New York City, New York as are mutually agreed to by the Partners (unless the requirement for any such monthly meeting is waived by mutual agreement of the Partners) (the "Monthly Meetings") and at such other times as may be necessary (the "Special Meetings") on at least [ORIGINAL TEXT REDACTED] prior written notice of the time and place of such Special Meeting given by any Partner.

               (b) Any meeting of the Partners may be held by conference telephone call, video conference or through similar communications equipment by means of which all persons participating in the meeting can communicate with each other. Participation in a meeting by telephone, video conference or other similar communications equipment held pursuant to this Section shall constitute presence in person at such meeting. Partners may vote in person or by proxy at such meeting.

               (c) Any action required or permitted to be taken at a meeting of the Limited Partners may be taken without a meeting if the approval of Partners required to approve such action at a meeting at which all Partners are in attendance consent thereto in writing.

               (d) Except as otherwise expressly provided in this Agreement, none of the Limited Partners shall have any duties or liabilities to the Partnership or any other Partner (including any fiduciary duties), whether or not such duties or liabilities otherwise arise or exist in law or in equity, and each Partner hereby expressly waives any such duties or liabilities; provided, however, that this section shall not eliminate or limit the liability of any Partner (A) for acts or omissions that involve fraud, gross negligence, willful or wanton misconduct or a knowing and culpable violation of law, or (B) for any transaction not permitted or authorized under or pursuant to this Agreement from which a Partner derived a personal benefit unless such transaction is permissible under, or otherwise approved in accordance with, this Agreement; provided, further, however, that the duty of care of each of the Partners is to not act with fraud, gross negligence, willful or wanton misconduct or a knowing and culpable violation of law. Except as provided in this Agreement, whenever in this Agreement a Limited Partner is permitted or required to make a decision affecting or involving the Partnership, any Limited Partner or any other Person, such Limited Partner shall be entitled to consider only such interests and factors as he, she or it desires, including a particular Limited Partner's interests, and shall, to the fullest extent permitted by applicable law, have no duty or obligation to give any consideration to any interest of or factors affecting the Partnership or any Partner.

          8.3. Matters Requiring Limited Partner Approval. Except as expressly provided in this Section 8.3, or as otherwise required by the Act or other applicable law, no Limited Partner approval shall be required for any purpose and no Limited Partner vote shall have any authority to bind the Partnership or any Partner.

               (a) Prior to the GP Interest Closing Date. From the date hereof until the GP Interest Closing Date, the Partnership shall not, and shall not permit or cause any Subsidiary to, take any of the following acts, without first obtaining the approval of Integrated:

                    (i) Creating, incurring or suffering to exist any Indebtedness (including, without limitation, letters of credit, if any, used to secure supply arrangements) or any capitalized lease obligation or entering into any agreement, commitment, assumption or guarantee with respect to any of the foregoing;

                    (ii) the making of any capital expenditures;

                    (iii) hiring or terminating any employee, or increasing the compensation (including benefits) payable to or to become payable to any employee;

                    (iv) the sale of New Interests pursuant to Section 4.7;

                    (v) making any Distribution;

                    (vi) the dissolution, liquidation, or winding up of the Partnership, including any sale of all or substantially all of the assets of the Partnership, in any single transaction or series of related transactions;

                    (vii) entering into any merger, consolidation, reorganization, acquisition (in which the Partnership would be the acquired entity) or other similar transaction involving the Partnership, or entering into any agreement or other transaction other than in the ordinary course of business; and

                    (viii) agreeing to any amendment to, or modification or waiver of any material right under, any of the Original Agreements or any Material Contract (as defined in the Purchase Agreement).

               (b) After the GP Interest Closing Date. After the GP Interest Closing Date, the Partnership shall not, and shall not permit or cause any Subsidiary to, take any of the following acts, without first obtaining the approval of AFC:

                    (i) Creating, incurring or suffering to exist any Indebtedness (including, without limitation, letters of credit, if any, used to secure supply arrangements) or any capitalized lease obligation (other than Indebtedness and capitalized lease obligations as of the Effective Date (including any additional drawdowns under the Regions Bank
     Loan)) or entering into any agreement, commitment, assumption or guarantee with respect to any of the foregoing, in an amount in excess of [ORIGINAL TEXT REDACTED] ("Indebtedness Cap"); provided, however, that the Partnership may, and may permit or cause any Subsidiary to, create, incur or suffer to exist any of the foregoing obligations in an amount in excess of the Indebtedness Cap by an amount equal to the amount of additional Capital Contributions that the General Partner could, at such time, require pursuant to Sections 4.2(b)(ii) and 4.2(b)(iii) minus any additional Capital Contributions made by the Partners pursuant to Sections 4.2(b)(ii) and 4.2(b)(iii) (the "Available Debt Basket"); provided further, for as long as any of the foregoing obligations that are in excess of the Indebtedness Cap remain outstanding, the amount of additional Capital Contributions required pursuant to Sections 4.2(b)(ii) and 4.2(b)(ii) shall be reduced to the extent such obligations exceed the Indebtedness Cap and as such obligations are repaid or otherwise satisfied, the amount of additional Capital Contributions required pursuant to Sections 4.2(b)(ii) and 4.2(b)(iii) shall be increased by the amount of such repayment or satisfaction;

                    (ii) creating, incurring or suffering to exist any Indebtedness to Integrated (or any Affiliate thereof), except as contemplated by the Integrated Equipment Rental Agreement;

                    (iii) the sale of New Interests pursuant to Section 4.7;

                    (iv) the dissolution, liquidation, or winding up of the Partnership, including any sale of all or substantially all of the assets of the Partnership, in any single transaction or series of related transactions;

                    (v) engaging in any type of business activity that is of a material nature and is not related to the frozen dessert industry;

                    (vi) entering into any merger, consolidation, reorganization, acquisition (in which the Partnership would be the acquired entity) or other similar transaction involving the Partnership; and

                    (vii) agreeing to any amendment to, or modification or waiver of any material right under, the Original Agreements.

               (c) Affiliated Transactions. The Partners agree that in the event at any time the General Partner of the Partnership is not enforcing any material rights which the Partnership may have pursuant to the terms of the Original Agreements or the Management Agreement (other than termination of the Management Agreement pursuant to Section 7.3(b)), including, without limitation, the right to any price increase required thereunder, then any Partner may notify the General Partner of specific actions that it believes must be taken to enforce the relevant agreement, and the Partners will for a period of [ORIGINAL TEXT REDACTED] negotiate in good faith to determine appropriate action to be taken. If the Partners cannot reach agreement as to the appropriate action to be taken after such [ORIGINAL TEXT REDACTED] period, then any holder of at least [ORIGINAL TEXT REDACTED] Percentage Interest may bring an action to enforce such agreement on behalf of the Partnership. In connection with any such litigation, the Partners hereby agree that the prevailing party shall be entitled to payment from the other party for all reasonable out of pocket costs and expenses incurred in connection with such litigation (including, without limitation, reasonable attorneys fees).

          8.4. Other Activities. Neither the Partnership nor any Partner (or any Affiliate of any Partner) shall have any right by virtue of this Agreement either to participate in or to share in any other ventures, activities or opportunities of any of the other Partners or their Affiliates, or in the income or proceeds derived from such ventures, activities or opportunities.

          8.5. Limitation on Actions of Partners; Binding Authority. No Partner shall, without the prior written consent of the General Partner, take any action on behalf of, or in the name of, the Partnership, or enter into any contract, agreement, commitment or obligation binding upon the Partnership, or, in its capacity as a Partner of the Partnership, perform any act in any way relating to the Partnership or the Partnership's assets, except in a manner and to the extent consistent with the provisions of this Agreement. Any action taken by the General Partner pursuant to this Agreement shall constitute the act of and serve to bind the Partnership and each Partner thereof. Notwithstanding any provision in this Agreement to the contrary and without the need for any additional consent from any Person, the Partnership is hereby authorized to execute, deliver and perform that certain Management Agreement and the Original Agreements, and at such times specified in the Purchase Agreement, the Restated [ORIGINAL TEXT REDACTED] Agreement. Persons dealing with the Partnership are entitled to rely conclusively upon the respective power and authority of each of the Officers and the General Partner as set forth herein.

     Section 9. Confidentiality.

               (a) Any information relating to the Partnership or any Subsidiary or a Partner's business, operation or finances which are proprietary to the Partnership or any Subsidiary or a Partner, including, without limitation, any proprietary information relating to [ORIGINAL TEXT REDACTED], are hereinafter referred to as "Confidential Information". All Confidential Information in tangible form (plans, writings, drawings, computer software and programs, etc.) or provided to or conveyed orally or visually to a receiving Partner, shall be presumed to be proprietary at the time of delivery to the receiving Partner. All Confidential Information shall be protected by the receiving Partner from disclosure with the same degree of care with which the receiving Partner protects its own Confidential Information from disclosure. Each Partner agrees:
(a) not to disclose such Confidential Information to any Person except to those of its employees or representatives who need to know such Confidential Information in connection with the conduct of the business of the Partnership or any Subsidiary and who have agreed to maintain the confidentiality of such Confidential Information, or (b) neither it nor any of its employees or representatives will use the Confidential Information for any purpose other than in connection with the conduct of the business of the Partnership or any Subsidiary; provided that such restrictions shall not apply if such Confidential
Information:

                    (i) is or hereafter becomes public, other than by breach of this Agreement or the Management Agreement;

                    (ii) was already in the receiving Person's possession prior to any disclosure of the Confidential Information to the receiving Person by the divulging Person;

                    (iii) has been or is hereafter obtained by the receiving Person from a third party that, to the knowledge of the receiving Person, is not bound by any confidentiality obligation with respect to the Confidential Information; or

                    (iv) was obtained or developed without reference to the Confidential Information, provided that the Partner who disclosed or used the Confidential Information can demonstrate by documentary evidence that such information was obtained or developed without reference to the Confidential Information;

provided, further, that nothing herein shall prevent any Partner from disclosing any portion of such Confidential Information (1) to the Partnership or any Subsidiary and allowing the Partnership or any Subsidiary to use such Confidential Information in connection with the Partnership's or any Subsidiary's business, (2) pursuant to judicial or administrative order or in response to a governmental inquiry, by subpoena or other legal process, or as required by applicable law, rule or regulation of any governmental body or stock exchange rule, but only to the extent required by such order, inquiry, subpoena, process, law, rule or regulation, and only after reasonable notice to the original divulging Partner, (3) in order to initiate, defend or otherwise pursue legal proceedings between the parties regarding this Agreement, (4) necessary in connection with a possible or actual Transfer of an Interest permitted hereunder, provided that the Person to whom the Confidential Information is disclosed in connection therewith agrees in writing to keep such information confidential under terms substantially similar to this Section 9(a), (5) to a Partner's respective Advisors, or (6) to any Person in the course of due diligence in connection with the possible sale of all or a portion of either Partner's business, provided that such Person is subject to a confidentiality agreement that is no less restrictive than the provisions of this Section 9.

               (b) The Partners and their Affiliates shall each act to safeguard the secrecy and confidentiality of, and any proprietary rights to, any non-public information relating to the Partnership and its business or any Subsidiary and its business, except to the extent such information is required to be disclosed by law or reasonably necessary to be disclosed in order to carry out the business of the Partnership or such Subsidiary or in order to initiate, defend or otherwise pursue legal proceedings between or involving the parties regarding this Agreement. Each Partner may, from time to time, provide the other Partners written notice of its nonpublic information which is subject to this
Section 9(b).

               (c) Each Partner acknowledges that (a) it was generally familiar with each other Partner's and its Affiliates' business and operations and the industries in which they operate, prior to commencing any due diligence or negotiations with respect to the transactions contemplated herein and in the Investment Agreement, and (b) it has existing business relationships with certain of the Partnership's customers and suppliers and it is generally familiar with the Partnership's customers and suppliers. In addition, each Partner acknowledges and agrees that each of the other Partners and/or one or more of its Affiliates are engaged in a business which is competitive with the business of the other Partner and/or its Affiliates and customers, and, although each Partner and its Affiliates agree to comply with the provisions set forth in this Section 9, each Partner acknowledges that the provisions of this Section 9 do not constitute a non-competition agreement and that each Partner and its Affiliates will continue to compete with the other Partners and their Affiliates notwithstanding the execution and delivery of this Agreement.

     Section 10. Representations and Warranties.

          10.1. In General. As of the date hereof, each of the Partners hereby makes each of the representations and warranties applicable to such Partner as set forth in Section 10.2. Such representations and warranties shall survive the execution of this Agreement.

          10.2. Representations and Warranties. Each Partner hereby represents and warrants (as to itself) that:

               (a) Due Incorporation or Formation; Authorization of Agreement. Such Partner is a corporation duly organized or a partnership or limited liability company duly formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and has the corporate, partnership or company power and authority to own its property and carry on its business as owned and carried on at the date hereof and as contemplated hereby. Such Partner is duly licensed or qualified to do business and in good standing in each of the jurisdictions in which the failure to be so licensed or qualified would have a material adverse effect on its financial condition or its ability to perform its obligations hereunder. Such Partner has the corporate, partnership or company power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and the execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate, partnership or company action. This Agreement constitutes the legal, valid and binding obligation of such Partner, enforceable against such Partner in accordance with its terms.

               (b) Governmental Authorizations. Any registration, declaration or filing with, or consent, approval, license, permit or other authorization or order by, or exemption or other action of, any governmental, administrative or regulatory authority, domestic or foreign, that was or is required in connection with the valid execution, delivery, acceptance and performance by such Partner under this Agreement or consummation by such Partner (or any of its Affiliates) of any transactions contemplated hereby has been completed, made or obtained on or before the date hereof.

               (c) Litigation. There are no actions, suits, proceedings or investigations pending, or, to the knowledge of such Partner or any of its Affiliates, threatened against or affecting such Partner or any of its Affiliates or any of their properties, assets or businesses in any court or before or by any governmental department, board, agency or instrumentality, domestic or foreign, or any arbitrator which could, if adversely determined (or, in the case of an investigation could lead to any action, suit or proceeding which if adversely determined could) reasonably be expected to materially impair such Partner's ability to perform its obligations under this Agreement or to have a material adverse effect on the consolidated financial condition of such Partner; such Partner and its Affiliates have not received any currently effective notice of any default, and such Partner and its Affiliates are not in default, under any applicable order, writ, injunction, decree, permit, determination or award of any court, any governmental department, board, agency or instrumentality, domestic or foreign, or any arbitrator which could reasonably be expected to materially impair such Partner's (or any of its Affiliate's) ability to perform its obligations under this Agreement or to have a material adverse effect on the consolidated financial condition of such Partner.

               (d) Investment Company Act. Neither such Partner nor any of its Affiliates is, nor will the Partnership as a result of such Partner holding an interest therein be, an "investment company" as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

     Section 11. Transfers of Interests.

          11.1. Confirmation of Ownership. The General Partner hereby confirms that the initial percentage ownership interests in the Company set forth on Exhibit A accurately represent the partnership Interest of each Partner as of the date of this Agreement. Each Partner


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

hereby confirms and agrees that as of the date of this Agreement the Percentage Interest and Capital Contributions set forth opposite such Partner's name on Exhibit A hereto is such Partner's entire equity interest in the Company and that any and all agreements (other than the Purchase Agreement) heretofore entered into by such Partner with the Company contemplating the issuance of partnership interests or other equity interest in the Company to such Partner are no longer in effect.

          11.2. Prohibited Transfers. Notwithstanding anything to the contrary contained herein, except as provided in Section 11.3, each Partner agrees that such Partner will not, directly or indirectly, Transfer all or any part of its Interest, whether legal or beneficial, in the Partnership, and any attempt to so Transfer such Interest (and such Transfer) shall be null and void and of no effect. Without limiting the foregoing, and for purposes of clarification, (i) a Transfer by CoolBrands of any ownership interest in Integrated or IBI would be deemed to be an indirect Transfer of Integrated's Interests, and (ii) a Transfer by Capricorn of any ownership interest in AFC or AFSC would be deemed to be an indirect Transfer of the Americana Partners' Interests.

          11.3. Permitted Transfers. The provisions of Section 11.2 shall not apply to the following Transfers:

               (a) Any Transfer of Interests contemplated by the Purchase Agreement;

               (b) Any Transfer of partnership interests by a Partner to an Affiliate of such Partner, provided that such Affiliate shall remain an Affiliate of such Partner at all times that such Affiliate holds such partnership interests;

               (c) any transfer of partnership interests permitted in accordance with Section 12; and

               (d) After the expiration of the Call Period, any Transfer of partnership interests by a Partner to any third party, which transfer is approved by the other Partners not Affiliated with such transferring Partner (which approval shall not be unreasonably withheld, it being understood that the Limited Partners must provide reasons in writing to the proposed transferor in the event that they withhold such consent).

The exceptions in clauses (b) - (d) above are subject to the condition that each such Affiliate or other transferee referred to therein (each a "Permitted Transferee") shall comply with the requirements of Section 11.4. Except for Transfers of Interests contemplated by the Purchase Agreement, the provisions of this Agreement shall be applied to the partnership interests acquired by any Permitted Transferee of a Partner in the same manner and to the same extent as such provisions were applicable to such partnership interests in the hands of such transferring Partner. In furtherance of the preceding sentence, (i) the Partners acknowledge that but for the exception for Transfers of Interests contemplated by the Purchase Agreement as set forth in the preceding sentence, Integrated would be considered a Permitted Transferee of the Americana

Partners with respect to the Interests obtained pursuant to the Purchase Agreement, and therefore would otherwise be subject to the restrictions and entitled to the rights specifically granted to the Americana Partners, and (ii) that the preceding requirement shall not apply to Transfers of any Interest made pursuant to the Purchase Agreement, such that after giving effect to any such Transfer contemplated by the Purchase Agreement, the provisions of this Agreement shall be applied to Integrated (and any other Affiliate of IBI receiving Interests pursuant to the Purchase Agreement) without regard to the applicability of such provisions to the Americana Partners, and such Interests shall, for all intents and purposes of this Agreement, be subject to the restrictions and entitled to the rights specifically granted hereunder to Integrated or its Affiliates. Subject to the foregoing, any reference in this Agreement to the Americana Partners shall be deemed to include the Americana Partners and their Permitted Transferees and any reference in this Agreement to Integrated shall be deemed to include Integrated and its Permitted Transferees.

          11.4. Admission of Transferee. Notwithstanding anything in this Agreement to the contrary, no Transfer of Interests in the Partnership shall be permitted unless the Permitted Transferee is admitted as a Partner under this
Section 11.4. If a Partner Transfers all or any portion of its Interest in the Partnership, such transferee may become a Partner if (i) such transferee executes and agrees to be bound by this Agreement as if such transferee were a Partner as of the date hereof, (ii) the transferor and/or transferee pays all reasonable legal and other fees and expenses incurred by the Partnership in connection with such Transfer and substitution (except that IBI and its Affiliates shall not be responsible for any fees or expenses of the Partnership in connection with the Transfers of Interests contemplated by the Purchase Agreement), and (iii) the transferor and transferee execute such documents and deliver such certificates to the Partnership and the remaining Partners as may be required by applicable law or otherwise advisable. Notwithstanding the foregoing, any Transfer or purported Transfer of any Interest, whether to another Partner or to a third party, shall be of no effect, and such transferee shall not become a Partner, if the General Partner determines in its sole discretion that:

               (a) the Transfer would require registration of any Interest under, or result in a violation of, any federal or state or other jurisdiction securities laws;

               (b) as a result of such Transfer the Partnership would be required to register as an investment company under the Investment Company Act of 1940, as amended, or any rules or regulations promulgated thereunder;

               (c) as a result of such Transfer the aggregate value of Interests held by "benefit plan investors" including at least one benefit plan investor that is subject to ERISA, would be "significant" (as such terms are defined in U.S. Department of Labor Regulation 29 C.F.R. 2510.3-101(f)(2)) with the result that the assets of the Partnership will be deemed to be "plan assets" for purposes of ERISA; or

               (d) as a result of such Transfer, the Partnership would or may have in the aggregate more than [ORIGINAL TEXT REDACTED] Partners and as a result, in the opinion of counsel to the Partnership, the Partnership would constitute a "publicly traded partnership" within the meaning of Section 7704 of the Code. For purposes of determining the number of Partners under this Section 4.6(e), a Person (the "beneficial owner") indirectly owning an interest in the Partnership through a partnership, grantor trust or S corporation (as such terms are used in the Code) (the "flow-through entity") shall be considered a Partner, but only if (i) substantially all of the value of the beneficial owner's interest in the flow-through entity is attributable to the flow-through entity's interest (direct or indirect) in the Partnership and (ii) in the sole discretion of the General Partner, a principal purpose of the use of the flow-through entity is to permit the Partnership to satisfy the [ORIGINAL TEXT REDACTED] Partner limitation.

     The General Partner may require the provision of a certificate as to the legal nature and composition of a proposed transferee of an Interest of a Partner and from any Partner as to its legal nature and composition and shall be entitled to rely on any such certificate in making such determinations under this Section 11.4.

     Section 12. Sale, Assignment or Other Disposition of Interests

          12.1. Call Right.

               (a) Any time during the Call Period, Integrated shall have the right, at its option (the "Call Option"), to acquire all, but not less than all, of the Americana Partners' Interest (the "Called Interest") at a price equal to the Call Option Price; provided, however, that if Integrated receives an ROFO Notice, an ROFR Notice or a Required Sale Notice (as such terms are defined below) prior to delivering a Call Notice (as defined below), then the Call Option shall be suspended until (i) with respect to an ROFO Notice, [ORIGINAL TEXT REDACTED] after the expiration of the ROFO Option Period (as defined below), (ii) with respect to an ROFR Notice, [ORIGINAL TEXT REDACTED] following the expiration of the ROFR Option Period (as defined below), and (iii) with respect to a Required Sale Notice, [ORIGINAL TEXT REDACTED] following the expiration of the ROFR Option Period, at which time the Call Option shall be reinstated.

               (b) Integrated may exercise the Call Option by providing written notice of its intention to exercise the Call Option with respect to the Called Interest to the Partnership and the Americana Partners (a "Call Notice"), at which time Integrated shall be obligated to purchase from the Americana Partners, and the Americana Partners shall become obligated to sell to Integrated, the Called Interest at the Call Option Price, on the date that is [ORIGINAL TEXT REDACTED] after the delivery of such Call Notice, subject to and in accordance with the provisions of this Section 12.1. During such [ORIGINAL TEXT REDACTED] period, any Person who has executed and delivered to the Americana Partners (copies of which shall be provided to Integrated) (i) a non-binding indication of interest with respect to a possible acquisition of the Called Interest and (ii) a confidentiality agreement in form and substance substantially similar to the provisions of Section 9(a) hereof, and any of its Advisors, shall be entitled, upon reasonable notice, and at their own expense (or the expense of the Americana Partners), to make such reasonable investigation of the business and operations of the Partnership, and such reasonable examination of the books, records and financial condition of the AF Business as they reasonably request in connection with their evaluation of a possible acquisition of the Called Interest. Any such investigation and examination shall be conducted during regular business hours and under reasonable circumstances without material interference with Integrated's or the Partnership's normal business operations, and Integrated shall, and shall cause the Partnership and its executives and management to reasonably cooperate with respect thereto. If, within ninety [ORIGINAL TEXT REDACTED] of the delivery of the Call Notice, the Americana Partners deliver a ROFR Notice pursuant to Section 12.3 for which the price to be paid for the ROFO Interest is greater than the Call Option Price, then the Call Notice shall be terminated and of no further effect, and the Transfer of any Interest by the Americana Partners shall be subject to the provisions of
Section 12.3.

               (c) If the Americana Partners have not delivered a ROFR Notice for which the price to be paid for the ROFO Interest is greater than the Call Option Price within the [ORIGINAL TEXT REDACTED] period set forth in Section 12.1(b) above, then at the closing of the Call Option, the Americana Partners shall deliver to Integrated, against payment of the Call Option Price, the Called Interest, to be sold to Integrated free and clear of all liens, charges, pledges and other encumbrances and accompanied by transfer powers duly endorsed for transfer, any and all documentation evidencing the Called Interest and such other documentation as reasonably requested by Integrated. The closing of a sale of the Called Interest pursuant to this Section 12.1 shall be consummated no later than [ORIGINAL TEXT REDACTED] after the receipt of the Call Notice; unless prior to such date the Americana Partners have delivered a ROFR Notice pursuant to Section 12.3. Upon the delivery of a Call Notice, the Americana Partners may not Transfer the Called Interest unless (i) (A) the sale of the Called Interest to Integrated is not consummated within [ORIGINAL TEXT REDACTED] of its receipt of the Call Notice and the Americana Partners did not deliver a ROFR Notice during such time, and (B) the failure to consummate the sale is not attributable to any act or failure to act on the part of the Americana Partners, or (ii) the Americana Partners deliver a ROFR Notice for which the price to be paid for the ROFO Interest is greater than the Call Option Price within the [ORIGINAL TEXT REDACTED] period set forth in Section 12.1(b) above (in which case the Transfer of any such Interest shall be pursuant to Section 12.3); provided, that any Transfer by the Americana Partners must comply with the other provisions of this
Section 12 (including, without limitation, Sections 12.2, 12.3 and 12.4).

          12.2. Right of First Offer. Notwithstanding the provisions of Section
12.1 to the contrary, but subject to the provisions of Section 12.3, the Americana Partners may Transfer all, but not less than all, of their Interest, pursuant to the provisions of this Section 12.2.

               (a) If at any time during the Call Period, the Americana Partners have not received a bona fide written offer from a Person not Affiliated with the Americana Partners to acquire all (and not less than all) of their Interest (for all purposes of Section 12, such Interests of the Americana Partners shall be determined on a collective basis) at a price greater than the

Call Option Price, Integrated has not furnished a Call Notice pursuant to
Section 12.1, and the Americana Partners desire to Transfer all, but not less than all, of their Interest (the "ROFO Interest"), the Americana Partners shall provide written notice of such desire to Integrated ("ROFO Notice"), which notice shall state that the Americana Partners desire to Transfer all of their Interest in accordance with this Section 12.2, and such ROFO Notice shall constitute an irrevocable offer to sell the entire ROFO Interest to Integrated at a price equal to the Call Option Price. Integrated shall have the irrevocable and exclusive option to acquire the ROFO Interest on the terms and conditions set forth in this Section 12.2(a). The option of Integrated to purchase the ROFO Interest shall be exercised by delivery of a written notice (the "Response Notice") to the Americana Partners and the Partnership within [ORIGINAL TEXT REDACTED] following receipt of the ROFO Notice (the "ROFO Option Period"). Integrated shall have the right to purchase the ROFO Interest for a price equal to the Call Option Price. If Integrated elects to acquire the ROFO Interest pursuant to this Section 12.2(a), then at the closing of such Transfer, Integrated shall deliver by a certified or bank's cashier's check, cash or wire transfer, an amount equal to the Call Option Price to the Americana Partners against the simultaneous delivery of the ROFO Interest, free and clear of all liens, charges, pledges and other encumbrances and accompanied by transfer powers duly endorsed for transfer, any and all documentation evidencing such ROFO Interest and such other documentation as reasonably requested by Integrated. If Integrated did not deliver a Response Notice prior to the expiration of the ROFO Option Period and within [ORIGINAL TEXT REDACTED] of the expiration of the ROFO Option Period the Americana Partners obtain a bona fide written offer from a Person not Affiliated with the Americana Partners to acquire all of its Interest and notifies Integrated in writing of such proposed Transfer (a "Third Party Offer"), then the Americana Partners may Transfer the ROFO Interest subject to the provisions of Section 12.3. If ninety (90) days after the expiration of the ROFO Option Period the Americana Partners have not received a bona fide written offer from a Person not Affiliated with the Americana Partners and have not notified Integrated of the same, then any such Transfer will again be subject to the provisions of this Section 12.2 and the Americana Partners shall be required to deliver a new ROFO Notice in connection therewith.

               (b) If prior to sending a ROFO Notice to Integrated pursuant to
Section 12.2(a) or after the expiration of ninety (90) days after a ROFO Option Period, Integrated has not furnished a Call Notice pursuant to Section 12.1 and the Americana Partners have obtained a Third Party Offer to purchase the ROFO Interest at a price greater than the Call Option Price, then any Transfer of the ROFO Interest by the Americana Partners shall be subject to the provisions of
Section 12.3, without first having to comply with the provisions of Section 12.2(a).

          12.3. Right of First Refusal; Right to Compel Sale


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

               (a) Subject to the application of the provisions of Section 12.1 and 12.2, if at any time during the Call Period, the Americana Partners obtain a Third Party Offer, they shall provide written notice to Integrated and the Partnership setting forth the name and address of the proposed purchaser, the purchase price and type of consideration which the prospective purchaser has offered to pay, and any other material terms and conditions of the Third Party Offer (the "ROFR Notice"). The ROFR Notice shall constitute an irrevocable offer to sell the ROFO Interest to Integrated, and thereafter Integrated shall have the irrevocable and exclusive option to acquire the ROFO Interest on the terms and conditions set forth in the ROFR Notice pursuant to this Section 12.3(a). The option of Integrated to purchase the ROFO Interest pursuant to this Section 12.3(a) shall be exercised by delivery of a Response Notice to the Americana Partners and the Partnership within [ORIGINAL TEXT REDACTED] following receipt of the ROFR Notice (the "ROFR Option Period"). Integrated shall have the right to purchase the ROFO Interest for cash consideration or in shares of capital stock of CoolBrands; provided that such shares must be freely transferable without restriction and will be valued for purposes hereof at the opening sale price on the Toronto Stock Exchange (or such other exchange on which such shares are primarily traded) on the date of such payment; provided, further that if such payment is made in shares, CoolBrands must implement arrangements where such shares may be sold on the date of receipt for net cash proceeds to the Americana Partners of not less than the amount of cash otherwise payable. If part or all of the consideration to be paid for the ROFO Interest as stated in the ROFR Notice is other than cash, the price stated in such ROFR Notice shall be deemed to be the sum of the cash consideration, if any, specified in such ROFR Notice, plus the fair market value of the non-cash consideration. The fair market value of the non-cash consideration shall be determined in good faith by the Partners or if the Partners cannot agree then the Partners shall engage an investment banker or other financial expert of national reputation and reasonably acceptable to the Partners to make such determination, and the judgment of such expert as to the fair market value of such non-cash consideration shall be binding upon the Partners. The costs of any such third party determination shall be shared in proportion to the relative Percentage Interests of the Americana Partners and Integrated. If Integrated did not deliver a Response Notice prior to the expiration of the ROFR Option Period, then the Americana Partners may Transfer the ROFO Interest to the proposed purchaser pursuant to the ROFR Notice within [ORIGINAL TEXT REDACTED] of the expiration of the ROFR Option Period. If after [ORIGINAL TEXT REDACTED] following the expiration of the ROFR Option Period the Americana Partners have not Transferred the ROFO Interest pursuant to the ROFR Notice, then any subsequent Transfer will again be subject to the provisions of Section 12.2 and 12.3.

               (b) If, and only if, the Third Party Offer is for a price greater than the Call Option Price and Integrated does not elect to acquire the ROFO Interest pursuant to Section 12.3(a), the Americana Partners shall have the right to cause Integrated to sell in the proposed sale all, but not less than all, of its Interest; provided, however, that the Americana Partners shall only have such right to cause Integrated to sell its Interest during the Call Period. If the Americana Partners shall so elect, they must first give notice in writing to such effect (a "Required Sale Notice") to the Partnership and Integrated. The Required Sale Notice shall set forth the name and address of the proposed purchaser, the purchase price of the Interests, and any other material terms and conditions of the third party offer. Upon the receipt of the Required Sale Notice, Integrated shall participate in the proposed sale and the closing of such proposed sale shall be held at the time and place designated by the proposed purchaser, but in any event within [ORIGINAL TEXT REDACTED] after the date of the Required Sale Notice. At the closing of such sale, Integrated shall deliver to the purchaser, against payment of the purchase price, its Interest, to be sold to the purchaser free and clear of all liens, charges, pledges and other encumbrances and accompanied by transfer powers duly endorsed for transfer, any and all documentation evidencing its Interest and such other documentation as reasonably requested by the Americana Partners or the purchaser. Such sale shall be made on the same terms and conditions specified in the Required Sale Notice. The Americana Partners shall pay all expenses incurred by Integrated in connection with the Transfer.

               (c) If after [ORIGINAL TEXT REDACTED] following the expiration of the ROFR Option Period (if pursuant to Section 12.3(a) or the delivery of the Required Sale Notice (if pursuant to Section 12.3(b), as applicable, the Americana Partners have not Transferred the ROFO Interest pursuant to the ROFR Notice or the Required Sale Notice, as applicable, then any subsequent Transfer will again be subject to the provisions of Section 12.2 and 12.3.

          12.4. Right of First Refusal of Americana Partners; Right of Integrated to Compel Sale of Interest.

               (a) If at any time during the Call Period, Integrated receives a Third Party Offer to Transfer all, but not less than all of its Interests (the "Integrated Interest"), it shall provide the Americana Partners with an ROFR Notice. The ROFR Notice shall constitute an irrevocable offer to sell the Integrated Interest to the Americana Partners, and thereafter the Americana Partners shall have the irrevocable and exclusive option to acquire the Integrated Interest on the terms and conditions set forth in the ROFR Notice pursuant to this Section 12.4(a). The option of the Americana Partners to purchase the Integrated Interest pursuant to this Section 12.4(a) shall be exercised by delivery of a Response Notice to Integrated and the Partnership within [ORIGINAL TEXT REDACTED] following receipt of the ROFR Notice. The Americana Partners shall have the irrevocable and exclusive option to acquire the Integrated Interest on the terms and conditions set forth in the ROFR Notice. The option of the Americana Partners to purchase the Integrated Interest shall be exercised by delivery of a Response Notice within [ORIGINAL TEXT REDACTED] following receipt of the ROFR Notice (the "Integrated ROFR Option Period"). The Americana Partners shall have the right to purchase the Integrated Interest for cash consideration whether or not part or all of the consideration specified in the ROFR Notice is other than cash. If part or all of the consideration to be paid for the Integrated Interest as stated in the ROFR Notice is other than cash, the price stated in such ROFR Notice shall be deemed to be the sum of the cash consideration, if any, specified in such ROFR Notice, plus the fair market value of the non-cash consideration. The fair market value of the non-cash consideration shall be determined in good faith by the Partners, or in the event that the Partners are unable to agree upon the fair market value thereof, the Partners shall engage an investment banker or financial expert of national reputation and reasonably acceptable to the Partners, and the judgment of such expert as to the fair market value of such non-cash consideration shall be binding upon the Partners. The costs of any such third party determination shall be shared in proportion to the relative Percentage Interests of the Americana Partners and Integrated. If the Americana Partners did not deliver a Response Notice prior to the expiration of the Integrated ROFR Option Period, then Integrated may Transfer the Integrated Interest to the proposed purchaser pursuant to the ROFR Notice within [ORIGINAL TEXT REDACTED] of the expiration of the Integrated ROFR Option Period and if the purchase price is greater than or equal to the Call Option Price then Integrated shall have the right to cause the Americana Partners to sell their Interest in the proposed sale (a "Compelled Sale"). Subject to the provisions of Section 12.4(b) with respect to a Compelled Sale, if after [ORIGINAL TEXT REDACTED] following the expiration of the Integrated ROFR Option Period the Americana Partners have not Transferred the Integrated Interest pursuant to the ROFO Notice, then any subsequent Transfer will again be subject to the provisions of Section 12.4.

               (b) If Integrated elects to cause a Compelled Sale, it must give notice in writing to such effect (a "Compelled Sale Notice") to the Partnership and the Americana Partners. Upon the receipt of the Compelled Sale Notice, the Americana Partners shall participate in the proposed sale, the Americana Partners (or any successor or transferee thereof) shall approve such transaction pursuant to Section 8.3, and the closing of such proposed sale shall be held at the time and place designated by the proposed purchaser, but in any event within [ORIGINAL TEXT REDACTED] after the date of the Compelled Sale Notice. At the closing of such sale, the Americana Partners shall deliver to the purchaser, against payment of the purchase price, its Interest, to be sold to the purchaser free and clear of all liens, charges, pledges and other encumbrances and accompanied by transfer powers duly endorsed for transfer, any and all documentation evidencing its Interest and such other documentation as reasonably requested by Integrated or the purchaser. Such sale shall be made on the same terms and conditions specified in the Compelled Sale Notice.

          12.5. Americana Tag Along. In the event that (i) Integrated is selling the Interest of Integrated in the Partnership to a Person not Affiliated with Integrated at a price equal to or greater than the Call Option Price, (ii) the Americana Partners have not exercised its option to acquire the Interest of Integrated in the Partnership on the terms and conditions set forth in the ROFR Notice and (iii) the Americana Partners have not received a Compelled Sale Notice, then the Americana Partners shall have the right to give notice in writing to Integrated that they wish to sell their respective Interests in such sale (a "Tag Along Notice"). Upon receipt of a Tag Along Notice, Integrated shall not be permitted to consummate a sale of the Interests of Integrated in the Partnership unless the Person or group purchasing such Interest (the "Proposed Purchaser") also purchases the Interests of the Americana Partners, which purchase shall be made on the same terms and conditions, including, without limitation, the purchase price (the "Tag Along Price"), as the Proposed Purchaser shall have offered to purchase the Integrated Interest. At the closing of such purchase, the Proposed Purchaser shall deliver a certified or bank cashier's check, cash or shall wire transfer the Tag Along Price (to the extent the Tag Along Price is to be paid in cash) to the Americana Partners against the simultaneous delivery of the Integrated Interest and all of the Americana Partners' Interests, free and clear of all liens, charges, pledges and other encumbrances and accompanied by transfer powers duly endorsed for transfer, any and all documentation evidencing the Integrated Interest and all of the Americana Partners' Interests and such other documentation as reasonably requested by the Proposed Purchaser. Such Tag Along right shall not apply to any indirect transfer as a result of a Change in Control of CoolBrands International, Inc. In addition to the foregoing right, in the event that the price at which Integrated proposes to sell its Interests is less than the Call Option Price, then the Americana Partners shall have, at their option, the right to a tag along right in accordance with the foregoing, or the right to purchase all, but not less than all, of the Integrated Interest at a price equal to the Americana Call Option Price; provided, however, that if the Americana Partners exercise such call right and then directly or indirectly Transfer the Interests, in whole or in part, in one or a series of related transactions within one year after purchasing such Interests from Integrated for a price greater than the Americana Call Option Price, the Americana Partners shall, upon the consummation of such Transfer, pay to Integrated [ORIGINAL TEXT REDACTED] of the difference between the Americana Call Option Price and the price received in such sale with respect to the Interests (determined on a proportionate basis if the Interests were not Transferred in whole). For purposes of this provision, the Americana Partners agree that they will not take any action with respect to the Interests which is intended to deprive Integrated of the benefit of this provision. All payments made by the Americana Partners pursuant to this Section 12.5 shall be paid by delivery of a certified or bank's cashier's check, cash or wire transfer.

          12.6. Change of Control of CoolBrands. If a Change of Control occurs prior to the Call Period, then, Integrated, at its option, shall be required to exercise either the Change of Control Call or the Termination, as follows:

               (a) If Integrated shall so elect, then Integrated shall have the right to acquire all, but not less than all, of the Americana Partners' Interest in connection with such Change of Control (the "Change of Control Call"). If Integrated so elects, it must first give notice in writing to such effect to the Partnership and the Americana Partners. Upon receipt of such notice, the Americana Partners shall be obligated to sell, and Integrated shall be obligated to purchase, all but not less than all of the Americana Partners' Interests within [ORIGINAL TEXT REDACTED] for the Put Price. At the closing of such purchase, Integrated shall deliver a certified or bank cashier's check, cash or shall wire transfer the Put Price to the Americana Partners against the simultaneous delivery of the all of the Americana Partners' Interests, free and clear of all liens, charges, pledges and other encumbrances and accompanied by transfer powers duly endorsed for Transfer, any and all documentation evidencing all of the Americana Partners' Interests and such other documentation as reasonably requested by Integrated.

               (b) If Integrated shall so elect, then Integrated shall have the right to terminate (the "Termination") all of the rights and obligations of Integrated pursuant to this

Agreement, the Original Agreements, the Management Agreement and any other agreement related thereto and to withdraw in all capacities as a Partner, to be effective immediately after the payment of the Termination Fee. If Integrated so elects, it must first give notice in writing to such effect to the Partnership and the Americana Partners. Within [ORIGINAL TEXT REDACTED] of such notice, and as full and complete consideration for the Termination, Integrated shall (i) Transfer all of its Interests to the Americana Partners, free and clear of all liens, charges, pledges and other encumbrances and accompanied by transfer powers duly endorsed for Transfer, (ii) pay the sum of [ORIGINAL TEXT REDACTED] to the Americana Partners, payable by delivery of a certified or bank cashier's check, cash or wire transfer, and (iii) if not previously contributed, Transfer title to the Equipment to the Partnership, free and clear of all liens, charges, pledges and other encumbrances, except those which attach by virtue of such Transfer to the Partnership (collectively, such items (i) through (iii), the "Termination Fee").

          12.7. Americana Call Right. In the event that IBI has failed to exercise the Option on or before January 1, 2005, then the Americana Partners shall have the right to purchase all but not less than all of the Integrated Interests for cash, at a price equal to the fair market value as determined in good faith by the Partners or in the event the Partners shall not agree upon the fair market value thereof, the Partners shall engage an investment banker or financial expert of national reputation and reasonably acceptable to the Partners, who shall determine the fair market value of each Partner's respective Interest in the Partnership (without any control premiums or minority discounts), and the judgment of such expert as to the fair market value of such Interests shall be binding upon the Partners. The costs of any such third party determination shall be shared in proportion to the relative Percentage Interests of the Americana Partners and Integrated.

          12.8. Withdrawals. Each of the Partners does hereby covenant and agree that it will not withdraw, resign, retire or disassociate from the Partnership, except as a result of a Transfer of its entire Interest in the Partnership permitted under the terms of this Agreement and that it will carry out its duties and responsibilities hereunder until the Partnership is terminated, liquidated and dissolved under Section 12. No Partner shall be entitled to receive any distribution or otherwise receive the fair market value of its Interest in compensation for any purported resignation or withdrawal not in accordance with the terms of this Agreement.

          12.9. Interests Held by a Partner. For purposes of the provisions of
Section 12, the Interest held by a Partner shall be deemed to include any Interest held by an Affiliate of such Partner, and any Interests held by such Affiliate shall be subject to the same rights, restrictions and obligations set forth in Section 12 as if held by such Partner and all references to Integrated shall mean the Affiliates of IBI that are Partners.

     Section 13. Dissolution.

          13.1. Limitations. The Partnership may be dissolved, liquidated and terminated only pursuant to the provisions of this Section 13, and, to the fullest extent permitted by law but subject to the terms of this Agreement, the parties hereto do hereby irrevocably waive any and all other rights they may have to cause a dissolution of the Partnership or a sale or partition of any or all of the Partnership's assets.

          13.2. Exclusive Events Requiring Dissolution. The Partnership shall be dissolved only upon the earliest to occur of the following events (a "Dissolution Event"):

               (a) at any time at the election of the General Partner, subject to the consent of the Limited Partners if required pursuant to Section 8.3;

               (b) at any time there are no Partners (unless otherwise continued in accordance with the Act); or

               (c) the entry of a decree of judicial dissolution pursuant to
Section 18-802 of the Act.

          13.3. Liquidation. Upon the occurrence of a Dissolution Event, the business of the Partnership shall be continued to the extent necessary to allow an orderly winding up of its affairs, including the liquidation of the assets of the Partnership pursuant to the provisions of this Section 13.3, as promptly as practicable thereafter, and each of the following shall be accomplished:

               (a) The General Partner shall cause to be prepared a statement setting forth the assets and liabilities of the Partnership as of the date of dissolution, a copy of which statement shall be furnished to all of the Partners.

               (b) The property and assets of the Partnership shall be liquidated or distributed in kind under the supervision of the General Partner as promptly as possible, but in an orderly, businesslike and commercially reasonable manner.

               (c) To the extent that an asset is to be distributed in kind, the amount of the distribution shall be considered to be such fair market value of the asset.

               (d) The proceeds of sale and all other assets of the Partnership shall be applied and distributed as follows and in the following order of priority:

                    (i) to the satisfaction of the debts and liabilities of the Partnership (contingent or otherwise) and the expenses of liquidation or distribution (whether by payment or reasonable provision for payment), other than liabilities to Partners or former Partners for distributions; and

                    (ii) the balance, if any, to the Partners in accordance with the provisions of Section 5, as if such balance were Cash Flow.

          13.4. Continuation of the Partnership. Notwithstanding anything to the contrary contained herein, the death, retirement, resignation, expulsion, bankruptcy, dissolution or removal of a Partner shall not in and of itself cause the dissolution of the Partnership, and the Partners are expressly authorized to continue the business of the Partnership in such event, without any further action on the part of the Partners.

     Section 14. Indemnification.

          14.1. Exculpation of Partners. No Partner or officer of the Partnership shall be liable to the Partnership or to the other Partners for damages or otherwise with respect to any actions, or failure to take an action, in good faith and reasonably believed by such Partner or officer to be in or not opposed to the best interests of the Partnership except to the extent any related loss results from fraud, gross negligence, willful or wanton misconduct or a knowing and culpable violation of law on the part of such Partner or officer or the willful breach of any obligation under this Agreement or of the fiduciary duties owed to the Partnership or the other Partners by such Partner or officer.

          14.2. Indemnification by Partnership. The Partnership hereby indemnifies, holds harmless and defends the Partners, the officers and each of their respective agents, officers, directors, members, managers, partners, shareholders and employees from and against any loss, cost, expense, damage, punitive damage, claim, liability or injury suffered or sustained by them (including but not limited to any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim) by reason of or arising out of (i) their activities on behalf of the Partnership or in furtherance of the interests of the Partnership, (ii) their status as a Partner, General Partner or officer of the Partnership, or (iii) the Partnership's assets, property, business or affairs (including, without limitation, the actions of any officer, director, member or employee of the Partnership or any of its Subsidiaries), if the acts or omissions were not performed or omitted fraudulently or as a result of gross negligence, willful or wanton misconduct or a knowing and culpable violation of law by the indemnified party or as a result of the willful breach of any obligation under this Agreement by the indemnified party or of the fiduciary duties owed to the Partnership or the other Partners by such Partner or Person. Reasonable expenses incurred by the indemnified party in connection with any such proceeding relating to the foregoing matters shall be paid or reimbursed by the Partnership in advance of the final disposition of such proceeding upon receipt by the Partnership of (i) written affirmation by the Person requesting indemnification of its good faith belief that it has met the standard of conduct necessary for indemnification by the Partnership and
(ii) a written undertaking by or on behalf of such Person to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that such Person has not met such standard of conduct, which undertaking shall be an unlimited general obligation of the indemnified party but need not be secured. Notwithstanding the foregoing provisions of this Section 14.2, the Partnership will have no duty to indemnify, hold harmless or defend any of the Partners with respect to claims brought among or between them to enforce the terms of this Agreement.


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

     Section 15. Miscellaneous.

          15.1. Notices. Any notice or demand which is required or provided to be given under this Agreement shall be deemed to have been sufficiently given and received for all purposes when delivered in writing by certified or registered mail, postage and charges prepaid, return receipt requested, or overnight delivery providing receipt of delivery, to the following addresses: if to the Americana Partners, [ORIGINAL TEXT REDACTED] or at any other address designated by the Americana Partners to the Partnership and Integrated in writing; if to Integrated, c/o Integrated Brands, Inc., 4175 Veterans Highway, Ronkonkoma, New York 11779, Attention: David J. Stein, with a copy to Goodwin Procter LLP, 599 Lexington Avenue, New York, New York 10022, Attention: Daniel
R. Kaplan, Esq., or at any other address designated by the Integrated to the Partnership and the Americana Partners in writing.

          15.2. Governing Law. This Agreement and the rights of the Partners hereunder shall be governed by, and interpreted in accordance with, the laws of the State of New York.

          15.3. Consent to Jurisdiction.

               (a) Any legal action or proceeding with respect to this Agreement or any document related hereto shall be brought solely in the courts of the State of New York, New York County or of the United States of America for the Southern District of New York, and, by execution and delivery of this Agreement, each party hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts. The parties hereto hereby irrevocably waive any objection, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens, which any of them may now or hereafter have to the bringing of any such action or proceeding in such respective jurisdictions.

               (b) Each party irrevocably consents to the service of process of any of the aforesaid courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address provided herein.

               (c) Nothing contained in this Section 15.3 shall affect the right of any party hereto to serve process in any other manner permitted by law.

          15.4. Successors. This Agreement shall be binding upon, and inure to the benefit of, the parties and their successors and permitted assigns. Except as otherwise provided herein, any Partner who Transfers its Interest as permitted by the terms of this Agreement shall have no further liability or obligation hereunder, except with respect to claims arising prior to such Transfer.

          15.5. Pronouns. Whenever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns


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

stated in either the masculine, the feminine or the neuter gender shall include the masculine, feminine and neuter.

          15.6. Table of Contents and Captions Not Part of Agreement. The table of contents and captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provisions hereof.

          15.7. Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable in any jurisdiction or in any respect, then the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired, and the Partners shall use their best efforts to amend or substitute such invalid, illegal or unenforceable provision with enforceable and valid provisions which would produce as nearly as possible the rights and obligations previously intended by the Partners without renegotiation of any material terms and conditions stipulated herein.

          15.8. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

          15.9. Entire Agreement and Amendment. This Agreement and the other written agreements described herein between the parties hereto entered into as of the date hereof, constitute the entire agreement between the Partners relating to the subject matter hereof. In the event of any conflict between this Agreement or such other written agreements, the terms and provisions of this Agreement shall govern and control. This Agreement may only be amended by written instrument executed by each Partner. No amendment or waiver by any Partner shall be enforceable against such Partner unless it is in writing and duly executed by such Partner.

          15.10. Further Assurances. Each Partner agrees to execute and deliver any and all additional instruments and documents and do any and all acts and things as may be necessary or expedient to effectuate more fully this Agreement or any provisions hereof or to carry on the business contemplated hereunder.

          15.11. No Third Party Rights. The provisions of this Agreement are for the exclusive benefit of the Partners and the Partnership, and no other party (including, without limitation, any creditor of the Partnership) shall have any right or claim against any Partner by reason of those provisions or be entitled to enforce any of those provisions against any Partner.

          15.12. Incorporation by Reference. Every Exhibit and Annex attached to this Agreement is incorporated in this Agreement by reference unless this Agreement otherwise expressly provides.

          15.13. Limitation on Liability. Except as set forth in Section 14, the Partners shall not be bound by, or be personally liable for, by reason of being a Partner, a judgment, decree or order of a court or in any other manner, for the expenses, liabilities or obligations of the Partnership, and the liability of each Partner shall be limited solely to the amount of its Capital Contributions as provided under
Section 4.

          15.14. Specific Performance; Remedies. It is specifically understood and agreed that any breach of the provisions of this Agreement by any person subject hereto will result in irreparable injury to the other parties hereto, that the remedy at law alone will be an inadequate remedy for such breach, and that, in addition to any other remedies which they may have, such other parties may enforce their respective rights by actions for, and shall be entitled to, specific performance and injunctive relief, and each Person party hereto agrees to waive, and use its best efforts to cause any Affiliates to waive, any requirement for the securing or posting of any bond in connection with such remedy. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be deemed prohibited or invalid under such applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, and such prohibition or invalidity shall not invalidate the remainder of such provision or the other provisions of this Agreement.

          15.15. No Waiver. One or more waivers of the breach of any provision of this Agreement by any Partner shall not be construed as a waiver of a subsequent breach of the same or any other provision, nor shall any delay or omission by a Partner to seek a remedy for any breach of this Agreement or to exercise the rights accruing to a Partner by reason of such breach be deemed a waiver by a Partner of its remedies and rights with respect to such breach.

                            [Signatures on Next Page]


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

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

                                        AMERICANA FOODS LIMITED PARTNERSHIP

                                        By: AF Sub Corp., its general partner


                                        By: "signed"
                                            ------------------------------------
                                            Name: [ORIGINAL TEXT REDACTED]
                                            Title: [ORIGINAL TEXT REDACTED]


                                        CBA FOODS LLC

                                        By: Integrated Brands, Inc., its
                                        managing member


                                        By: "David J. Stein"
                                            ------------------------------------
                                            Name: David J. Stein
                                            Title: Co-CEO and Secretary


                                        AMERICANA FOODS CORP.


                                        By: "signed"
                                            ------------------------------------
                                            Name: [ORIGINAL TEXT REDACTED]
                                            Title: [ORIGINAL TEXT REDACTED]


                                        AF SUB CORP.


                                        By "signed"
                                           -------------------------------------
                                           Name: [ORIGINAL TEXT]
                                           REDAC[ORIGINAL TEXT REDACTED]

                                                                       EXHIBIT A

                Initial Capital Accounts and Percentage Interests

[ORIGINAL TEXT REDACTED]